                             WASHINGTON, D.C. 20549


                                   FORM 10-SB


                                AMENDMENT NO. 1


                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                           OF SMALL BUSINESS ISSUERS


       UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934



                             Unified Holdings, Inc.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)


              Delaware                                  35-1797759
--------------------------------------------------------------------------------
  (State or other jurisdiction of          (I.R.S. Employer Identification No.)
   incorporation or organization)

429 North Pennsylvania Street, Indianapolis, Indiana            46204-1873
--------------------------------------------------------------------------------
      (Address of principal executive offices)                  (Zip Code)

Issuer's telephone number, including area code:  (317) 634-3301
                                               ---------------------------------


Securities to be registered under Section 12(b) of the Act:

          Title of each class                 Name of each exchange on which
          to be so registered                 each class is to be registered

             Not Applicable
-------------------------------------      -------------------------------------

-------------------------------------      -------------------------------------

Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $.01 par value
--------------------------------------------------------------------------------
                               (Title of class)

                        Preferred Stock, $.01 par value
--------------------------------------------------------------------------------
                               (Title of class)

                            UNIFIED HOLDINGS, INC.

                                  FORM 10 S-B

                               TABLE OF CONTENTS
                                                                              Page
                                                                              ----
PART I                                                                           1
------
    Item 1.    Description of Business                                           1
               -----------------------
    Item 2.    Management's Discussion and Analysis or Plan of Operation        27
               ---------------------------------------------------------
    Item 3.    Description of Property                                          31
               -----------------------
    Item 4.    Security Ownership of Certain Beneficial Owners and Management   33
               --------------------------------------------------------------
    Item 5.    Directors, Executive Officers, Promoters and Control Persons     34
               ------------------------------------------------------------
    Item 6.    Executive Compensation                                           36
               ----------------------
    Item 7.    Certain Relationships and Related Transactions                   37
               ----------------------------------------------
    Item 8.    Description of Securities                                        38
               -------------------------

PART II                                                                         41
-------
    Item 1.    Market Price of and Dividends on the Registrant's
               -------------------------------------------------
               Common Equity and Other Stockholder Matters                      41
               -------------------------------------------
    Item 2.    Legal Proceedings                                                41
               -----------------
    Item 3.    Changes In and Disagreements with Accountants                    41
               ---------------------------------------------
    Item 4.    Recent Sales of Unregistered Securities                          42
               ---------------------------------------
    Item 5.    Indemnification of Officers and Directors                        42
               -----------------------------------------

PART F/S                                                                        43
--------

PART III                                                                        94
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    Item 1.    Index to Exhibits                                                94
               -----------------
    Item 2.    Description of Exhibits                                          94
               -----------------------

                                    PART I
                                    ------

ITEM 1.    DESCRIPTION OF BUSINESS
           -----------------------

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS


      Certain statements contained in this Registration Statement are or may constitute forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). These forward-looking statements involve certain risks and uncertainties. For example, a down turn in economic conditions generally and in particular those affecting bond and securities markets could lead to an exit of investors from mutual funds. Similarly, an increase in federal and state regulations of the mutual fund industry or the imposition of regulatory penalties could have an effect on operating results of the Company. These uncertainties, as well as others, are present in the financial services industry and stockholders are cautioned that management's view of the future on which it prices its products and estimates costs of operations and regulations may prove to be other than as anticipated.

GENERAL

      Unified Holdings, Inc., a Delaware corporation ("Unified" or the "Company"), was organized December 7, 1989. At September 30, 1997, Unified owned all of the capital stock of Unified Management Corporation ("UMC"), Indianapolis, Indiana, a licensed National Association of Securities Dealers, Inc. ("NASD") broker-dealer, Unified Advisers, Inc. ("UAI"), Indianapolis, Indiana, a registered investment adviser and transfer agent, Health Financial, Inc. ("Health Financial"), Lexington, Kentucky, a registered investment adviser, HFI Acquisition Corporation, a Kentucky corporation ("HFI"), FLTC Acquisition Corporation, a Kentucky corporation ("FLTC"), and VAI Acquisition Corporation, a Delaware corporation ("VAC"). Each of HFI, FLTC and VAC currently do not conduct any operations. Reference in this filing to the "Company" or "Unified" include Unified and its wholly owned subsidiaries.

      The Company's principal business is providing and enhancing a platform for vertical integration in the financial services industry by means of stock-for-stock, pooling-of-interests transactions and an aggressive merger and acquisition program and providing management services and equipment for its wholly owned subsidiaries which, in turn, concentrate their services over seven major lines of business in the financial services industry: mutual fund services and distribution; brokerage and securities services; investment advisory and asset management services for various asset management categories; consolidations, tax-free reorganizations and start-ups of mutual funds; certain non-bank custodial services; retirement services involving the use of mutual funds; and internal and external proprietary product and systems development for the mutual fund industry. Through its subsidiaries, these services are provided primarily to third party financial services institutions, predominantly mutual funds. As a result of Unified's one-third stock ownership in and affiliation with Vintage Advisers, Inc. ("VAI"), a Delaware corporation, the Company's subsidiaries provide services for the affiliated Vintage Funds, a family of four no-load mutual funds, sponsored by VAI (hereinafter referred to as the "Vintage Funds"). The Company has enjoyed 14 consecutive quarters of operating profits.

      Currently, the Company serves as transfer agent, administrative services agent, distributor, fund accountant and/or shareholder services agent for ten mutual fund families consisting of approximately 36 different portfolios, including the four Vintage Funds portfolios, and performs other clerical functions for the Vintage Funds in addition to typical mutual fund services. The Company receives revenues for the management of the Vintage Funds along with certain commissions attributable to distribution of fund shares as well as mutual fund and clerical services fees. Since October 1995, the Vintage Funds have grown to over $57,160,000 in combined assets as of September 30, 1997, of which, as of such date, approximately 70% of such assets were from UMC's brokerage sweep accounts. Of the approximately $117,500,000 of Unified's clients' assets invested in mutual funds, nearly half of those assets are invested in the affiliated Vintage Funds. As of September 30, 1997, the Vintage Funds portfolios included the following: The Vintage Starwood Strategic Fund--$1,120,000; The Vintage Laidlaw Fund--$2,540,000; The Vintage First Lexington Balanced Fund--$3,050,000; and The Vintage Taxable Money Market Fund--$50,450,000.

      UMC, the Company's broker-dealer subsidiary, functions as the distributor of the Vintage Funds and also provides specialty services for certain customers of the Vintage Funds in addition to its discount brokerage activities. The brokerage subsidiary clears, on a fully-disclosed basis, through Pershing, a division of Donaldson, Lufkin & Jenrette Securities Corporation ("Pershing").

      As of the date hereof, Unified had outstanding (i) 947,768 shares of its common stock, $.01 par value (the "Common Stock"), and (ii) 17,069 shares of its preferred stock, $.01 par value (the "Preferred Stock"), of which 8,486 of such shares are designated as "Series A 8% Cumulative Preferred Stock" and 8,583 of such shares are designed as "Series B 8% Cumulative Preferred Stock." As of September 30, 1997, the Company reported, on a consolidated basis, total assets of $3,755,242 and stockholders' equity of $1,981,330.

      As of July 15, 1997, the Company declared and paid a stock dividend with respect to the Common Stock such that each issued share of Common Stock on such date was divided into a greater number of shares of Common Stock that was equal to a fraction, the numerator of which was 50,000 and the denominator of which was the number of issued and outstanding shares of Common Stock immediately prior to such division of shares. Upon payment of such stock dividend, the Company had 50,000 shares of Common Stock issued and outstanding.

      Effective as of July 25, 1997, the Company terminated the Unified Holdings, Inc. Management and Employee Retention Plan (the "M.E.R.P.") and the Unified Holdings, Inc. Restricted Stock Option Plan (the "Stock Option Plan"). Prior to the termination of the M.E.R.P., the Company and each participant who held an option granted pursuant to the M.E.R.P. executed an amendment to their respective agreement to provide for immediate vesting, waive certain antidilution protection and clarify certain other terms. All such options were exercised as of July 25, 1997 and, in connection therewith, the Company issued 572,768 shares of Common Stock. Also effective as of July 25, 1997, the Company and each participant who held an award issued pursuant to the Stock Option Plan executed a Release and Surrender Agreement whereby such participants surrendered their awards to the Company.

      In connection with the exercise of the outstanding M.E.R.P. options, each optionee executed a demand promissory note payable to the Company in an amount equal to such optionee's aggregate exercise price for the shares subject to the option. The aggregate amount of the promissory notes was approximately $75,300 and such notes did not bear interest. On July 25, 1997, the Company paid to each optionee a bonus in an amount sufficient to extinguish the debt represented by their promissory note. Such bonuses also were adjusted upward to reflect the income tax effect of the bonus payment to the participant. The exercise of the options had no material financial impact on the Company; however, the payment of the bonuses had a cost to the Company of approximately $125,000.

      As of September 30, 1997, 50,000 shares of Common Stock were owned by the Unified Regional Prototype 401(k) Profit Sharing Plan ("401(k) Plan").
Mr. Lynn E. Wood, the Company's Chief Operating Officer and a Director, votes the shares held by the 401(k) Plan. As of November 30, 1997, the directors and executive officers of the Company owned beneficially an aggregate of 947,768 shares of Common Stock, or 100.0% of the issued and outstanding shares.

      As of the date hereof, the total number of shares of Preferred Stock that were authorized was 1,000,000, of which 22,100 shares have been designated as follows:

                                                                                 SHARES
                                                               SHARES          ISSUED AND       STATED              PAR
                                                             DESIGNATED        OUTSTANDING       VALUE             VALUE
                                                             ----------        -----------      ------             -----
  Series A 8% Cumulative Preferred Stock                       10,000             8,486           $100              $.01
  Series B 8% Cumulative Preferred Stock                       10,000             8,583            100               .01
  Series C 6.75% Cumulative Convertible Preferred Stock         2,100                --            100               .01

      Dividend payments on the Series A and Series B Preferred Stock are cumulative at 8% per annum of the stated value. Without the consent of the holders of not less than a majority of the then outstanding shares of Preferred Stock, the Company may not create any additional class or series of stock ranking or having a parity as to payment of dividends or as to liquidation preference over or with the Series A or Series B Preferred Stock.

      In the event of non-payment of the cumulative preferred dividends, the holders of Preferred Stock are entitled to vote on all matters presented to the stockholders of the Company, as provided in the Amended and Restated Certificate of Incorporation of the Company (the "Certificate of
Incorporation").


      Unified's principal executive offices are located at 429 North Pennsylvania Street, Indianapolis, Indiana 46204, and its telephone number is
(317) 634-3301.


RECENT DEVELOPMENTS

      On April 25, 1997, the Company entered into an agreement to acquire First Lexington Trust Company ("First Lexington"), located in Lexington, Kentucky. First Lexington is a non-bank affiliated trust company that is regulated by the Department of Financial Institutions, Commonwealth of Kentucky. The Department of Financial Institutions approved the acquisition of First Lexington by the Company on July 25, 1997. The transaction also is subject to the prior approval of the shareholders of First Lexington. The acquisition will be accounted for under the pooling-of-interests method of accounting and, in connection therewith, the Company will issue 80,008 shares of Common Stock in exchange for all of the outstanding capital stock of First Lexington. It currently is anticipated that this acquisition will be consummated by the end of January 1998. As of September 30, 1997, First Lexington reported total assets of $1,125,358 and shareholders' equity of $1,059,526.

      On May 8, 1997, the Company entered into an agreement to acquire VAI, located in Indianapolis, Indiana. VAI is a registered investment adviser under the Investment Advisers Act of 1940, as amended, and is the adviser to the Vintage Funds. Fees received by VAI for services are based upon net assets under management for each portfolio in the Vintage Funds. Management of VAI believes that as the assets under management of the Vintage Funds increase and the expenses of the Vintage Funds become less than the regulatory and prospectus imposed expense limitations, VAI will have to reimburse less of the expenses of the Vintage Funds because the expenses will be less than the regulatory and prospectus imposed expense limitations. Management of the Company believes that VAI would become profitable with a $20 million increase in assets under management for the Vintage Funds.

      The definitive agreement between the Company and VAI was terminated effective as of December 1, 1997. By separate agreement dated December 1, 1997, the stockholders of VAI, other than the Company, have agreed to surrender to VAI their shares of capital stock of VAI. The stock surrender may not be consummated until the shareholders of the Vintage Funds have approved the proposed change in control of such funds. Upon consummation of such stock surrender, which is anticipated to be consummated during December 1997 or January 1998, the Company will own all of the outstanding capital stock of VAI. As of September 30, 1997, VAI reported total assets of $549,237 and stockholders' equity of $(290,599).

      On June 1, 1997, the Company completed the acquisition of Health Financial, located in Lexington, Kentucky. This acquisition was accounted for under the pooling-of-interests method of accounting and, in connection therewith, on November 19, 1997 the Company issued 325,000 shares of Common Stock. Health Financial is an investment adviser providing services to trusts, retirement plans, businesses and individuals located in Kentucky. As of June 1, 1997, Health Financial reported total assets of $710,196 and shareholders' equity of $380,986.

      Mr. Timothy L. Ashburn, the President, Chief Executive Officer and Chairman of the Board of Directors of the Company (the "Board"), Mr. Jack R. Orben, a director of the Company, and the Company each currently own one-third of the outstanding capital stock of VAI. The terms of the original agreement between the Company and VAI were negotiated by Mr. Ashburn, on behalf of VAI, and by Mr. Lynn E. Wood, Chief Operating Officer of the Company, on behalf of the Company. Mr. Wood is a stockholder of the Company.

      Dr. Gregory W. Kasten, served as President and was the sole shareholder of Health Financial prior to its acquisition by the Company. Dr. Kasten and his family own approximately 37% of the outstanding capital stock of First Lexington. In connection with the acquisition by the Company of Health Financial, Dr. Kasten has entered into an agreement with Health Financial whereby Dr. Kasten will serve as the President and Chief Executive Officer of Health Financial for a period of at least two years at an annual salary of approximately $500,000.

      In connection with the acquisition of Health Financial, the Company restated its consolidated financial statements as of and for the years ended December 31, 1996 and 1995 and as of and for the three months ended March 31, 1997 and 1996.

      Reference is made to the unaudited pro forma combined consolidated financial statements, including the notes thereto, included in this Registration Statement. See "Pro Forma Combined Consolidated Financial Statements (Unaudited)."

THE COMPANY'S SUBSIDIARIES AND OPERATIONS

      The Company has three wholly owned subsidiaries through which it conducts its operations: UAI, a registered investment adviser and transfer agent organized on February 1, 1990; UMC, a NASD and SIPC member broker-dealer organized on November 20, 1952 as Unified Underwriters, Inc. and which commenced operations as UMC effective February 25, 1976; and Health Financial, a registered investment adviser organized on October 3, 1986 and acquired by the Company on June 1, 1997.

      UNIFIED ADVISERS, INC. UAI is a mutual fund financial services company specializing in the development, support, maintenance, shareholder servicing and management of and in providing investment advise to mutual funds.

      UAI was formed in 1990 as a sister company to UMC in a move to separate and segregate the brokerage services employees (and brokerage account activities) from the mutual fund services employees (and mutual fund account activities).

      UAI is a highly automated, registered stock transfer agent, that presently provides transfer agency, fund accounting, administrative and/or compliance services for ten mutual fund families consisting of nearly $647 million in mutual fund assets, 36 portfolios and approximately 29,000 accounts. Additionally, as a registered investment adviser, UAI has approximately $117.5 million of assets under management, all of which are invested in mutual funds, with approximately $50 million of the $117.5 million invested in the Vintage Funds.

      UAI's primary services include: mutual fund transfer agency and shareholder recordkeeping; shareholder services plan support; mutual fund start-up services; administration; fund accounting; compliance; asset allocation services; statement processing; retirement plan services, including support and constructs; fulfillment; and investment advisory services.

      Through its systems group and its link to a brokerage affiliate, UAI has the capability of converting assets on a tax-free basis from existing funds into Unified's affiliated mutual fund family, the Vintage Funds.
Additionally, UAI has the capability and flexibility to create or modify funds that are individualized to the client and the transaction.


      As a mutual fund service provider for third party mutual funds, UAI generally is responsible for all of a fund's business activities, including distribution (through UMC) and investment management. The Company believes that these services are an extension of distribution, that high quality servicing is critical to retaining shareholder accounts and that quality of service directly impacts the growth of mutual fund assets. Therefore, UAI strives to create an error-free operating environment based on stringent standards established by the Company.

      UAI's service responsibilities may be divided into five major services:


            * shareholder recordkeeping - encompasses all mutual fund shareholders' transactions, including taking purchase and redemption orders, entering orders into the transfer agency system and forwarding information regarding trade activity to the portfolio managers and fund accountants;

            * fund accounting - provides daily recordkeeping for each fund, including calculations of net asset value per share, dividend rates per share and the maintenance of all books, records and financial reports required by the Securities and Exchange Commission (the "SEC") and other regulatory agencies. This service also includes preparation of quarterly financial statements, shareholder reports and board reports for each portfolio, participation in the periodic updating of prospectuses, preparation of federal, state and local tax returns, payment of all costs and expenses of the fund and the maintenance of the official books and records of each fund;

            * cash management - ensures timely receipts and disbursements on shareholders activity for effective asset management, including cash availability for investment, reconciliation of accounts, cash movement and activity, processing of fees and tax withholding and reporting;


            *     fund administration and legal compliance; and

            *     investment advisory services.

      UAI, as the primary servicing agent for various mutual funds, including the Vintage Funds, receives fees from the funds for providing such services. As such, UAI is economically dependent on these funds and their respective contracts (and renewals) for a substantial portion of its revenue.


      UNIFIED MANAGEMENT CORPORATION. UMC was formed in 1952 as Unified Underwriters, Inc. and is a regional discount brokerage firm with a link to mutual fund assets via its brokerage account services. A licensed NASD broker-dealer since 1976, UMC specializes in mutual fund distribution and shareholder servicing liaison providing such services as: mutual fund distribution, distribution services and support; mutual fund conversion support for broker-dealer requirements; mutual fund trades; individual retirement account ("IRA") custodial services; 12b-1 maintenance, accounting and marketing support;

securities (stock and bond) brokerage; brokerage clearing and execution services; consolidated brokerage statement processing; mutual fund and brokerage software development; asset allocation and performance measurement services and statement processing; and retirement account record keeping.

      UMC, as a fund distributor and broker-dealer of record, has created a beneficial synergy by linking brokerage accounts with funds and providing a proprietary brokerage sweep relationship through the Vintage Funds. UMC's arrangement with its brokerage clearing firm allows UMC to sweep monies from the brokerage clearing firm to the Vintage Funds as part of the transaction instead of leaving the money at the brokerage clearing firm. UMC also utilizes its brokerage services as an important component in the tax-free conversion (re-organization) of mutual fund assets from small third-party mutual funds into the Vintage Funds. UMC clears through Pershing and provides a full range of brokerage products.

      HEALTH FINANCIAL, INC. HFI is a registered investment adviser that was formed in 1986 and has been registered with the SEC since 1987. As of September 30, 1997, HFI managed over $340 million in assets for both individuals and institutions. The predominant management style of HFI is a balanced portfolio of no-load index funds in multi-asset classes consisting of the Standard & Poor's 500 large capitalization United States stocks, small capitalization United States stocks, United States bonds, real estate, cash and international stocks.

THE COMPANY'S AFFILIATED MUTUAL FUNDS

      The Company currently owns a one-third interest in VAI, a registered investment adviser that manages and sponsors the Vintage Funds, a no-load family of mutual funds consisting of four portfolios. As of September 30, 1997, the Vintage Funds maintained approximately $57,160,000 in total net assets, predominantly in its one money market portfolio, and features its proprietary property, V.O.I.C.E. (Vision for Ongoing Investment in Charity and
                                  -          -       -             -
Education).sm
-

      The Vintage Funds' mission, largely due to its relationship with VAI and Unified, is to capture existing small fund assets via: tax-free reorganizations; acquisitions; asset mergers; construction of Vintage portfolios for certain registered investment advisers; and the marketing of its V.O.I.C.E.sm concept.

      The Vintage Funds were established by VAI as a platform for five primary visions:

            (i) As a proving ground for the V.O.I.C.E.sm program, and establishing V.O.I.C.E.sm as a niche in the industry, highlighting its philanthropic nature and its contributions to not-for-profit organizations, especially in the area of education;

            (ii) To provide a home for small, third party mutual funds thereby growing the Vintage Funds' assets by tax-free reorganizations due to its affiliation with Unified, the attraction of the V.O.I.C.E.sm program and stock-for-stock acquisitions;

            (iii) To create an efficient, no-load investment environment, with industry mid-point expense ratios and free exchange privileges;


            (iv) To provide the opportunities and diversity attributable to selected fund-of-funds; and

            (v) To create a complete mutual fund service environment with a special focus on the gathering and maintenance of retirement plans.


      One of the three Vintage Fund's equity portfolios is a fund-of-funds.

THE PHILANTHROPIC V.O.I.C.E.sm (VISION FOR ONGOING INVESTMENT IN
                                -          -       -
CHARITY AND EDUCATION)sm PROGRAM.
-           -

      The Company oversees and manages the V.O.I.C.E.sm program for VAI, exclusively for the Vintage Funds. V.O.I.C.E.sm is a unique and innovative philanthropic program through which individuals and institutions can cause contributions to be made to educational, charitable and philanthropic "not-for-profit" organizations at no expense to the Vintage Fund or to the shareholder. VAI makes the contributions from its own revenue to certain accredited college or university endowments or general scholarship funds designated by qualifying shareholders.

      The Vintage Funds, since their formation in December 1994, have licensed the V.O.I.C.E.sm program from VAI and, pursuant to the licensing agreement, VAI is required to make a contribution each quarter on behalf of each qualifying Vintage Fund shareholder participating in the V.O.I.C.E.sm program. All shareholders in all Vintage Funds maintaining an average annualized aggregate net asset value of $25,000 or more over the period of an entire calendar quarter will be qualified to designate an eligible institution to receive a donation under the program for that quarterly period. VAI will contribute, on a quarterly basis, an amount equal to that quarter's portion of 0.25% of the average annualized aggregate net asset value, as long as the average annualized aggregate net assets remain above $25,000 for the quarterly period. Although the contributions will be made in the shareholder's name and behalf, there are no tax deductions or tax advantages to the shareholders, since VAI is making the contributions on behalf of the shareholders and neither the shareholders' nor the Funds' assets are reduced. The contributions made by VAI during fiscal year 1996 and the ten months ended September 30, 1997 were $8,612 and $13,056, respectively.

      Philanthropic institutions outside the area of education may be accepted, at the discretion of VAI. The V.O.I.C.E.sm program is the proprietary property of VAI.

REGULATION OF THE COMPANY'S BUSINESS

      Under the Investment Company Act of 1940 (the "1940's Act"), the advisory, sub-advisory and distribution agreements between the Vintage Funds and the Company's subsidiaries are reviewed annually and renewed accordingly by the Board of Trustees of the Vintage Funds (the "Boards of Trustees"). There are no assurances that the Company's subsidiaries will be able to continue the contracts with the Vintage Funds. The non-renewal of those agreements by the Company or its subsidiaries could have a material adverse effect on the Company's business. The service agreements with mutual funds and the actions of the Company and its subsidiaries supporting those agreements require regulation by the NASD, SEC, independent auditors and counsel, and often require the approval of the Boards of Trustees and, in certain cases, the shareholders of a particular Vintage Fund. The Company believes that such approval will be granted and that the mutual fund services agreements with the Vintage Funds will be renewed.

      The securities industry, including broker-dealer, investment advisory and transfer agency firms in the United States, are subject to extensive regulation under federal and state laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, principally the NASD. The regulations to which broker-dealers are subjected cover all aspects of the securities business, including sales methods, trade practices, capital structure of securities firms, recordkeeping and the conduct of directors, officers and employees. Additional state and federal legislation, changes in rules promulgated by the SEC and by self-regulatory organizations, or changes in the interpretation or enforcement of existing laws and rules often directly affect the methods of operation and profitability of money managers, broker-dealers and transfer agents. Subject to certain preemptive federal law, investment-related firms also are subject to regulation and licensing by state securities commissions in the states in which they transact business. The SEC, state securities administrators and the self-regulatory organizations may conduct administrative proceedings that can result in censure, fine, suspension or expulsion of a broker-dealer, its officers or employees. The principal purpose of regulation and discipline of broker-dealers, investment advisers and stock transfer agents is the protection of customers and the securities markets rather than protection of creditors and shareholders of such firms.

INDUSTRY REGULATIONS

      The Company is subject to extensive regulation as to its duties, affiliations, conduct and limitations on fees. Section 22(b) of the 1940's Act provides that a securities association registered under Section 15A of the Securities Exchange Act of 1934, as amended (the "1934 Act"), may adopt rules prohibiting its members from receiving a commission, discount, spread or fees except in accordance with a method or methods, and within such limitations as to the relation thereof to said public offering price, as such rules may prescribe in order that the price at which such security is offered or sold to the public shall not include an excessive sales load but shall allow for reasonable compensation for sales personnel, broker-dealers and underwriters, and for reasonable sales loads to investors. Section 22(c) of the 1940's Act further states that the SEC may make rules and regulations applicable to registered investment companies and to principal underwriters of, and dealers in, the redeemable securities of any registered investment company, whether or not members of any securities association. Any rules and regulations so made by the SEC, to the extent that they may be inconsistent with the rules of any securities association, shall, so long as they remain in force, supersede the rules of the association and be binding upon its members as well as all other underwriters and dealers to whom they may be applicable.

      The Company's wholly owned, broker-dealer subsidiary, UMC, is a NASD member. The NASD, a securities association registered pursuant to Section 15A of the 1934 Act, has prescribed rules with respect to maximum commissions, charges and fees related to investment in any open-end investment company registered under the 1940's Act.

      VAI, of which the Company owns one-third of the outstanding capital stock, is a registered investment adviser that serves as the adviser to the Vintage Funds. It is unlawful for any investment adviser to: (1) employ any device, scheme or artifice to defraud any client or prospective client; (2) engage in any transaction, practice or course of business that operates as a fraud or deceit upon any client or prospective client; or (3) engage in any act, practice or course of business that is fraudulent, deceptive or manipulative.

      The Boards of Trustees are presently seventy-five percent (75%) "disinterested" as defined under the 1940's Act, which allows the Vintage
Funds to effect tax-free reorganizations of third party mutual funds, a business that the Vintage Funds, due to its affiliation with Unified, aggressively pursues. The 75% disinterested trustee arrangement is an important component in the Company's business plan as such plan relates to tax-free reorganizations of third party funds and to the Company's desire to acquire the registered investment advisers to other mutual fund families. An investment adviser can transfer control of an investment company only if at least 75% percent of the directors of the investment company are independent of the new and old investment adviser, and provided no unfair burden is imposed on the investment company as a result of the sale. The effect of such transfer results in the termination of the old investment adviser agreement and, if acquired by VAI, would require the new agreement to be approved by the Boards of Trustees and the Vintage Funds' shareholders.

      Directors and the investment adviser also are defined as fiduciaries; accordingly, the SEC is authorized to initiate an action to enjoin a breach of fiduciary duties involving personal misconduct by officers, directors, investment advisers and principal underwriters. Shareholders or the SEC also may bring an action against the officers, directors and investment adviser for breach of fiduciary duty in establishing the compensation paid the investment adviser. An investment adviser to a fund, its principals and its employees, also may be subject to proceedings initiated by the SEC to impose remedial sanctions for violation of any provision of the federal securities laws and the regulations adopted thereunder, and the SEC may preclude an investment adviser to an investment company from continuing to act in such capacity. Investment companies such as the Vintage Funds are subject to considerable substantive regulation. Such companies must comply with periodic reporting requirements. Proxy solicitations are subject to the general proxy rules as well as to special proxy rules applicable only to investment companies.
Shares of investment companies can only be offered at a uniform public offering price based upon the current share net asset value plus the sales load. No more than 60% of the directors can be interested persons, defined to include, among others, persons affiliated with the management company or underwriter, and a majority of the directors must not be affiliated with the underwriter (distributor). The management agreement initially must have been approved by a majority of the outstanding shares and, after two years, must be annually approved, either by the board or by the outstanding voting shares. The management agreement must automatically terminate in the event of assignment and must be subject to termination upon 60-days notice by the board or by a vote of the majority of the outstanding voting shares. The underwriting or distribution agreement also must be annually approved by the board or by a vote of a majority of the outstanding voting shares, and must provide for automatic termination in event of assignment. Transactions between the investment company and an affiliate can be entered into only if approved by the SEC, after notice and opportunity for hearing.

NET CAPITAL REQUIREMENTS

      As a broker-dealer and as a member of the NASD, UMC is subject to the SEC's minimum net capital rule (Rule 15c3-1), which provides that a broker-dealer doing business with the public must maintain certain minimum net capital and shall not permit its aggregate indebtedness to exceed certain specified limitations. The rule is designed to maintain a firm's financial integrity and liquidity. A broker-dealer may be required to reduce its business and restrict withdrawal of subordinated capital if its net capital drops below specified levels, and also may be prohibited from expanding its business or declaring cash dividends. In addition, failure to maintain the required net capital may subject a broker-dealer to disciplinary actions by the SEC, the NASD and state securities administrators, including fines, censure, suspension or expulsion. Rule 15c3-1 may limit UMC's uses of its capital.

      UMC is required to maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness or $250,000, whichever is greater, and a ratio of aggregate indebtedness to net capital of not more than 15 to 1. At September 30, 1997, UMC had net capital of $404,168, which was $154,168 in excess of its required net capital of $250,000, and a ratio of aggregate indebtedness to net capital of 0.4 to 1. Factors that affect UMC's net capital include the general investment climate as well as the ability of the Company to obtain any liquid assets necessary to contribute equity capital to its subsidiaries. Although UMC currently has sufficient net capital, should the Company's liquidity be impaired and additional net capital becomes necessary, the continued operation of UMC and the Company could be restricted or suspended.

      Rule 15c3-1 requires the ratio of aggregate indebtedness, as defined, to net capital not exceed 15 to 1, and imposes certain restrictions on operations. In computing net capital, various adjustments to net worth are made with a view to excluding assets that are not readily convertible into cash and with a view to a conservative statement of other assets, such as a firm's position in securities. UMC may not allow withdrawal of subordinated capital if minimum net capital would thereafter be less than 5% of aggregate debit items as defined under Rule 15c3-1. Further, UMC may not permit equity capital to be withdrawn, whether by payment of dividends, repurchase of stock or other means, if its net capital would thereafter be less than 5% of aggregate debit items. Compliance with Rule 15c3-1 may limit those operations of a firm (such as UMC) that may require the use of its capital.

REGULATORY PENALTIES FOR FAILURE TO MAINTAIN MINIMUM NET CAPITAL
REQUIREMENTS

      Rule 15c3-1 imposes minimum financial requirements for broker-dealers. A decrease below minimum net capital could force UMC to suspend activities, pending recovery of net capital. Factors that affect UMC's net capital include the general investment climate as well as the ability of the Company to obtain any assets necessary to contribute equity capital to UMC.

RISKS OF BUSINESS


      The Company's asset management, mutual fund services, mutual fund management and broker-dealer businesses are subject to various risks and contingencies, many of which are beyond the ability of the Company to control. These risks include: economic conditions generally and in particular those affecting bond and securities markets, interest rates and discretionary income available for investment; customer inability to meet payment or delivery commitments; customer fraud; and employee misconduct and error.

COMPLIANCE REQUIREMENTS AND REGULATORY PENALTIES FOR NONCOMPLIANCE


      Various aspects of the Company's business are subject to federal and state regulation as well as "self regulatory" authorities that, depending on the nature of any non-compliance, may result in the suspension or revocation of licenses or registration, including broker-dealer, investment adviser and transfer agent licenses and registrations, as well as the imposition of civil fines and criminal penalties. Failure by the Company or any of its employees to comply with such regulations or with any of the laws, rules or regulations of federal, state or industry authorities (principally the NASD and SEC) could result in censure, imposition of fines or other sanctions, including revocation of the Company's right to do business or in suspension or expulsion from the NASD. Any of the foregoing could have a material adverse effect upon the Company. Such regulations are designed primarily for the protection of the investing customers of securities firms rather than the Company's stockholders. Finally, there is no assurance that the Company, along with other fund sellers, administrators and managers will not be subjected to additional stringent regulation and publicity that may adversely affect their business.

COMPETITION

      Since its inception, the Company has directly competed with a number of larger, more established mutual fund service organizations and securities firms. Competition is influenced by various factors, including breadth, quality of service and price. All aspects of the Company's business are competitive, including competition for mutual fund assets to manage. Large national firms have much greater marketing capabilities, offer a broader range of financial services and compete not only with the Company and among themselves but also with commercial banks, insurance companies and others for retail and institutional clients. The Company's affiliated mutual funds are subject to competition from nationally and regionally distributed funds offering equivalent financial products with returns equal to or greater than those offered by the Vintage Funds. The Company is focused on the niche area of tax-free reorganizations and consolidations of small mutual funds into the Vintage Funds family and its proprietary products, such as V.O.I.C.E.sm Competition for assets under management is intense from both national and regional based firms. Access to local investment and the population of the region by modern communication systems is so efficient that the Company's geographical position cannot be deemed an advantage. The Company's investment management operations compete with a large number of other investment management firms, commercial banks, insurance companies, broker-dealers and other financial service firms. Most of these firms are larger and have access to greater resources than the Company. The investment advisory industry is characterized by relatively low cost of entry and the formation of new investment advisory entities that may compete directly with the Company is a frequent occurrence. The Company directly competes with as many as several hundred firms that are of similar or larger size. The Company's ability to increase and retain clients' assets could be materially adversely affected if client accounts under-perform the market. The ability of the Company's investment management subsidiary to compete with other investment management firms also is dependent, in part, on the relative attractiveness of their investment philosophies and methods under prevailing market conditions. A large number of mutual funds are sold to the public by investment management firms, broker-dealers, insurance companies and banks in competition with the Vintage Funds. Many of the Company's competitors apply substantial resources to advertising and marketing their mutual funds, which may adversely affect the ability of the Vintage Funds to attract new assets. The Company expects that there will be increasing pressures among mutual fund sponsors to obtain and hold market share. Although the Company may expand the financial services it can provide to its customers, it does not now offer as broad a range of financial services as national stock exchange member firms, commercial banks, insurance companies and others.

DEPENDENCE ON KEY CLIENTS

      The Company presently provides mutual fund services, transfer agency, fund accounting, administration and distribution services to ten mutual fund families consisting of 36 portfolios. Four of those portfolios, the Vintage Funds, originally were organized and are sponsored by VAI. The Vintage Funds and those of the remaining parties, have entered into contracts with the Company that typically expire within one to three years. No assurance can be given that any of these third party funds or the Vintage Funds will remain clients of the Company upon expiration or termination of the various administration and distribution agreements. The loss by the Company of such mutual fund clients could have a material adverse effect on the Company.

      Additionally, UMC has entered into clearing agreements with its introduced broker-dealer clients that represent a substantial portion of the assets in the Vintage Funds through the use of the Vintage Taxable Money Market Funds as their brokerage sweep facility. The introduced broker-dealer relationships also represent a significant portion of UMC's revenues from trading commissions. The loss of clearing clients could have a material adverse effect on the Vintage Funds and the Company.

      VAI receives management fees from the Vintage Funds. As the Vintage Funds' manager and adviser, VAI, and, therefore, the Company, are economically dependent on the Vintage Funds for a substantial portion of their revenue.

      Contacts for portfolio management performed by VAI in the case of the Vintage Funds are awarded annually by review and approval of the independent Boards of Trustee of the various Vintage Funds. The Boards of Trustee consist of four trustees, three of whom are independent, and Timothy L. Ashburn who is affiliated with the Company. These Boards also are responsible for awarding the Company's subsidiaries the various service agreements for the Vintage Funds.

DEPENDENCE ON KEY PERSONNEL

      The Company is dependent in a large part on Timothy L. Ashburn, the President, Chief Executive Officer and Chairman of the Board, as well as a group of senior management personnel. The loss or unavailability of any of these persons could have a material adverse effect on the Company. The Company's success also will depend on its ability to attract and retain highly skilled personnel in all areas of its business. There can be no assurance that the Company will be able to attract and retain personnel on acceptable terms in the future. Loss of any of these individual's services would likely have a material adverse effect on the Company's business. The Company is in the process of purchasing a key man insurance policy on each of Mr. Ashburn and Dr. Gregory W. Kasten in the amount of $1,000,000 each naming the Company as the beneficiary.

EMPLOYEES

      As of September 30, 1997, the Company and its subsidiaries had 34 employees, of which 32 were full-time employees.

BUSINESS DEVELOPMENT

      The Company believes that the consummation of the pending transactions and the integration of Health Financial, First Lexington and VAI will provide a greater asset and business base and increase the value of the Company as a whole. In addition, such transactions should provide the Company with a larger client base. The acquisitions of Health Financial, a registered investment adviser, and First Lexington, a trust company, and ownership of 100% of the capital stock of VAI will vertically integrate the Company's mutual fund service provider business and its financial services and lay the groundwork for future growth. Consummation of the pending transactions also should provide the basis for further development by the Company of services such as: mutual fund consolidations; tax-free reorganizations and start-ups; certain non-bank trust and custodial services; retirement services; and internal and external proprietary product and systems development. The Company anticipates continuing and expanding its mutual fund services and brokerage services contracts and relationships and increasing its assets under management through tax-free reorganizations of small mutual funds and stock-for-stock, pooling-of-interests acquisitions of registered investment advisers and compatible companies in the financial services industry.

PRO FORMA COMBINED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

      The following unaudited pro forma combined consolidated balance sheet gives effect to the proposed acquisitions of First Lexington and VAI as if each of the transactions were consummated on September 30, 1997.

      The following pro forma combined consolidated income statements for the nine months ended September 30, 1997 and 1996 and for the years ended December 31, 1996 and 1995 set forth the results of operations of the Company combined with the results of operations of First Lexington and VAI as if the proposed transactions had occurred as of the first day of each of the periods presented.

      The unaudited pro forma combined consolidated financial statements should be read in conjunction with the accompanying Notes to the Pro Forma Combined Consolidated Financial Statements and with the historical financial statements of the Company, First Lexington and VAI. The historical interim financial information for the nine months ended September 30, 1997, used as a basis for the pro forma combined consolidated financial statements, include all necessary adjustments, which, in management's opinion, are necessary to present the financial position and operations fairly. These pro forma combined consolidated financial statements may not be indicative of the results of operations that actually would have occurred if the proposed transactions had been consummated on the dates assumed above or of the results of operations that may be achieved in the future.

      VAI has a November 30 fiscal year end. For purposes of the following pro forma combined consolidated financial statements, VAI information at or for the year ended November 30 and the nine months ended August 31 is reported as December 31 and September 30 data, respectively.

                                                    UNIFIED HOLDINGS, INC.
                                        PRO FORMA COMBINED CONSOLIDATED BALANCE SHEET
                                                      SEPTEMBER 30, 1997
                                                         (UNAUDITED)
                                                                                    ADJUSTMENTS AND ELIMINATIONS
                                        UNIFIED                  FIRST              ----------------------------
                                     CONSOLIDATED      VAI     LEXINGTON   COMBINED       DEBIT     CREDIT       CONSOLIDATED
                                     ------------      ---     ---------   --------       -----     ------       ------------
ASSETS
------

CASH AND CASH EQUIVALENTS             $  603,689    $ 19,367  $   60,708  $  683,764     $         $              $  683,764

SECURITIES OWNED, AT MARKET VALUE
   Debt securities                            --          --     957,771     957,771                                 957,771
   Mutual funds (affiliated)             643,232      63,389          --     706,621                                 706,621
   Mutual funds                          188,234          --          --     188,234                                 188,234

NOTE RECEIVABLE - AFFILIATED
  COMPANY                                 50,000          --          --      50,000                 50,000<F3>           --

NOTE RECEIVABLE - NON-AFFILIATED
  COMPANY                                  5,361          --          --       5,361                                   5,361

ACCOUNTS RECEIVABLE
   Receivables                         1,227,296      45,484      89,474   1,362,254                255,174<F3>    1,107,080
   Allowance for bad debts                (2,041)         --          --      (2,041)                                 (2,041)

OTHER ASSETS
   Prepaid and sundry assets             124,605       2,746       6,900     134,251                                 134,251
                                      ----------    --------  ----------  ----------     --------  --------       ----------

   Total current assets               $2,840,376    $130,986  $1,114,853  $4,086,215     $     --  $305,174       $3,781,041
                                      ==========    ========  ==========  ==========     ========  ========       ==========

INVESTMENTS
   Investment in affiliated company      377,756          --          --     377,756                377,756<F5>           --

NOTE RECEIVABLES, net of
  current maturity                         8,090          --          --       8,090                                   8,090

ORGANIZATION COST, NET                        --     146,270       2,550     148,820                                 148,820

DEFERRED DEVELOPMENT COST                     --     294,844          --     294,844                                 294,844

FIXED ASSETS
   Property, furniture and
      equipment, net                     258,223          --       7,955     266,178                                 266,178
   Capitalized lease, net                148,538          --          --     148,538                                 148,538
                                      ----------    --------  ----------  ----------     --------  --------       ----------
   TOTAL ASSETS                       $3,632,983    $572,100  $1,125,358  $5,330,441     $     --  $682,930       $4,647,511
                                      ==========    ========  ==========  ==========     ========  ========       ==========


See notes to pro forma combined consolidated financial statements.


                                    - 14 -

                                                                                    ADJUSTMENTS AND ELIMINATIONS
                                        UNIFIED                  FIRST              ----------------------------
                                     CONSOLIDATED    VAI      LEXINGTON  COMBINED    DEBIT               CREDIT         CONSOLIDATED
                                     ------------    ---      ---------  --------    -----               ------         ------------

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

LIABILITIES
CURRENT LIABILITIES

   Current portion of capitalized
     lease obligations                $   86,320  $      --  $       -- $   86,320 $                    $                $   86,320
   Note payable - affiliated company          --     50,000          --     50,000   50,000<F3>                                  --
   Payable to affiliated company              --    255,174          --    255,174  255,174<F3>                                  --
   Accounts payable and accrued
     expenses                            607,624    330,754      22,177    960,555   16,000<F6>                             944,555
   Accrued compensation                  238,690     45,000          --    283,690                                          283,690
   Income taxes payable                       --         --      21,405     21,405   21,000<F6>                                 405
   Deferred income taxes                      --         --      22,000     22,000                                           22,000
   Other liabilities                     724,435         --          --    724,435                                          724,435
                                      ----------  ---------  ---------- ---------- --------             --------         ----------
   Total current liabilities           1,657,069    680,928      65,582  2,403,579  342,174                   --          2,061,405
                                      ----------  ---------  ---------- ---------- --------             --------         ----------

LONG-TERM LIABILITIES
   Long-term portion of capitalized
     lease obligations                    41,581         --          --     41,581                                           41,581
   Deferred income taxes                      --         --         250        250                                              250
                                      ----------  ---------  ---------- ---------- --------             --------         ----------

   Total liabilities                   1,698,650    680,928      65,832  2,445,410  342,174                   --          2,103,236
                                      ----------  ---------  ---------- ---------- --------             --------         ----------

COMMITMENTS

SHAREHOLDERS' EQUITY
   Common Stock                           10,728        300       8,295     19,323    7,295<F1><F2><F6>    3,250<F7>         14,778
   Preferred A                             8,486         --          --      8,486                                            8,486
   Preferred B                             8,583         --          --      8,583                                            8,583
   Subscribed stock to be issued in
   connection with acquisition of
   Health Financial                        3,250         --          --      3,250    3,250<F7>                                  --
   Additional paid-in capital          1,148,588    599,700     821,705  2,569,993  598,000<F5>            7,795<F1><F2>  1,979,788
   Retained earnings
     (accumulated deficit)               635,101   (677,758)    229,526    186,869                       257,244<F4><F5>    444,113
   Unrealized gain/(loss)
     on investments                      119,597    (31,070)         --     88,527                                           88,527
                                      ----------  ---------  ---------- ---------- --------             --------         ----------

   Total shareholders' equity          1,934,333   (108,828)  1,059,526  2,885,031  609,045              268,289          2,544,275
                                      ----------  ---------  ---------- ---------- --------             --------         ----------
TOTAL LIABILITIES AND
   SHAREHOLDERS' EQUITY               $3,632,983  $ 572,100  $1,125,358 $5,330,441 $951,219             $268,289         $4,647,511
                                      ==========  =========  ========== ========== ========             ========         ==========




See notes to pro forma combined consolidated financial statements.

                                                  UNIFIED HOLDINGS, INC.
                                 PRO FORMA COMBINED CONSOLIDATED STATEMENT OF OPERATIONS
                                       FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                                                       (UNAUDITED)
REVENUE
   Revenue from broker/dealer
      operations                      $1,136,368    $     --    $     --  $1,136,368    $             $         $1,136,368
   Investment adviser fees             1,510,491     239,153          --   1,749,644                             1,749,644
   Revenue from fund services
      operations                       1,015,451          --          --   1,015,451     155,000<F4>               860,451
   Trust and administration fees              --          --     235,179     235,179                               235,179
   Trail commission fees                 720,107          --          --     720,107                               720,107
   Custody and retirement fees           255,217          --          --     255,217                               255,217
   Software and program fees             126,687          --          --     126,687                               126,687
   Net investment and other income       107,097       1,251      33,849     142,197      50,499<F4>                91,698
                                      ----------    --------    --------  ----------    --------      -------   ----------

      Gross revenue                    4,871,418     240,404     269,028   5,380,850     205,499           --    5,175,351
                                      ----------    --------    --------  ----------    --------      -------   ----------

COST OF SALES
   Brokerage revenue charges             724,449          --          --     724,449                               724,449
   Trail commission charges              502,909          --          --     502,909                               502,909
   Investment adviser fees                46,741     303,943      16,558     367,242                               367,242
   Administration fees                     4,455          --      27,290      31,745                                31,745
                                      ----------    --------    --------  ----------    --------      -------   ----------

      Cost of sales                    1,278,554     303,943      43,848   1,626,345          --           --    1,626,345
                                      ----------    --------    --------  ----------    --------      -------   ----------

Gross Profits                          3,592,864     (63,539)    225,180   3,754,505     205,499           --    3,549,006
                                      ----------    --------    --------  ----------    --------      -------   ----------

EXPENSES

   Employee compensation and benefits  2,182,180    (132,722)         --   2,049,458                             2,049,458
   Brokerage operating charges           221,534          --          --     221,534                               221,534
   Fund services operating charges       189,403          --          --     189,403                               189,403
   Mail and courier service               35,940         158       1,733      37,831                                37,831
   Telephone                              77,528          50       3,954      81,532                                81,532
   Equipment rental and maintenance       61,610          --       3,785      65,395                                65,395

See notes to pro forma combined consolidated financial statements.

                                    - 16 -

                                                                                   ADJUSTMENTS AND ELIMINATIONS
                                        UNIFIED                  FIRST             ----------------------------
                                     CONSOLIDATED     VAI      LEXINGTON   COMBINED      DEBIT      CREDIT      CONSOLIDATED
                                     ------------  ---------   ---------   --------     --------   ---------    ------------

Professional fees                         90,402      45,863      14,136     150,401                                150,401
Occupancy                                153,506          --       2,500     156,006                                156,006
Depreciation and amortization            123,581      59,548       6,827     189,956                                189,956
Office supplies                           42,691          --          --      42,691                                 42,691
Travel and entertainment                  68,115      (9,043)        126      59,198                                 59,198
Management fee                                --     155,000      50,499     205,499                 205,499<F4>         --
Interest expense                           6,232       8,009          --      14,241                                 14,241
Other operating expenses                 145,664      18,615      25,212     189,491                                189,491
                                      ----------   ---------    --------  ----------    --------   ---------     ----------

       Total expenses                  3,398,386     145,478     108,772   3,652,636          --     205,499      3,447,137
                                      ----------   ---------    --------  ----------    --------   ---------     ----------

Income from operations before
   gain/(loss) on securities             194,478    (209,017)    116,408     101,869     205,499     205,499        101,869

Gain/(loss) on securities                 24,996     (22,318)         --       2,678                                  2,678

Results of affiliate                     (67,537)         --          --     (67,537)                 67,537<F5>         --
                                      ----------   ---------    --------  ----------    --------   ---------     ----------

Income before income taxes               151,937    (231,335)    116,408      37,010     205,499     273,036        104,547

Provision for income taxes                16,000          --      37,000      53,000                  37,000<F6>     16,000
                                      ----------   ---------    --------  ----------    --------   ---------     ----------

Net income                               135,937    (231,335)     79,408     (15,990)    205,499     310,036         88,547
                                      ----------   ---------    --------  ----------    --------   ---------     ----------

Dividends on preferred stock             101,854          --          --     101,854          --          --        101,854
                                      ----------   ---------    --------  ----------    --------   ---------     ----------

Net results after preferred stock
   dividend                           $   34,083   $(231,335)   $ 79,408  $ (117,844)   $205,499   $ 310,036     $  (13,307)
                                      ==========   =========    ========  ==========    ========   =========     ==========



See notes to pro forma combined consolidated financial statements.


                                                     UNIFIED HOLDINGS, INC.
                                    PRO FORMA COMBINED CONSOLIDATED STATEMENT OF OPERATIONS
                                          FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                                                          (UNAUDITED)
                                                                                      ADJUSTMENTS AND ELIMINATIONS
                                           UNIFIED                  FIRST             ----------------------------
                                        CONSOLIDATED     VAI      LEXINGTON   COMBINED    DEBIT        CREDIT    CONSOLIDATED
                                        ------------   --------   ---------   --------    -----        ------    ------------
REVENUE
   Revenue from broker/dealer
      operations                         $1,463,228    $     --    $     --  $1,463,228  $            $          $1,463,228
   Investment adviser fees                1,207,793     175,293          --   1,383,086                           1,383,086
   Revenue from fund services
      operations                          1,509,636          --          --   1,509,636    54,141<F4>             1,455,495
   Trust and administration fees                 --          --     123,561     123,561                             123,561
   Trail commission fees                    759,034          --          --     759,034                             759,034
   Custody and retirement fees              206,273          --          --     206,273                             206,273
   Software and program fees                143,178          --          --     143,178                             143,178
   Net investment and other income           23,095          48      44,799      67,942    46,500<F4>                21,442
                                         ----------    --------    --------  ----------  --------     --------   ----------

      Gross revenue                       5,312,237     175,341     168,360   5,655,938   100,641                 5,555,297
                                         ----------    --------    --------  ----------  --------     --------   ----------

COST OF SALES
   Brokerage revenue charges                916,776          --          --     916,776                             916,776
   Trail commission charges                 491,977          --          --     491,977                             491,977
   Investment adviser fees                   42,562      35,194      10,132      87,888                              87,888
      Administration fees                     3,060          --      10,431      13,491        --                    13,491
                                         ----------    --------    --------  ----------  --------     --------   ----------

      Cost of sales                       1,454,375      35,194      20,563   1,510,132        --                 1,510,132
                                         ----------    --------    --------  ----------  --------     --------   ----------

   Gross Profits                          3,857,862     140,147     147,797   4,145,806   100,641                 4,045,165
                                         ----------    --------    --------  ----------  --------     --------   ----------

EXPENSES

   Employee compensation and benefits     2,122,910     115,668          --   2,238,578                           2,238,578
   Brokerage operating charges              264,885          --          --     264,885                             264,885
   Fund services operating charges          185,803          --          --     185,803                             185,803
   Mail and courier service                  43,034         241          --      43,275                              43,275
   Telephone                                 45,478       1,835       3,553      50,866                              50,866
   Equipment rental and maintenance          62,734          --          --      62,734                              62,734

See notes to pro forma combined consolidated financial statements.

                                    - 18 -

                                                                                    ADJUSTMENTS AND ELIMINATIONS
                                        UNIFIED                  FIRST              ----------------------------
                                     CONSOLIDATED     VAI      LEXINGTON   COMBINED    DEBIT        CREDIT       CONSOLIDATED
                                     ------------  ---------   ---------   --------   --------     ---------     ------------

   Professional fees                      37,015      31,802      13,824      82,641                                  82,641
   Occupancy                             149,156          --       2,500     151,656                   2,500<F4>     149,156
   Depreciation and amortization         137,664      39,892       9,420     186,976                                 186,976
   Office supplies                        45,932       3,799          --      49,731                                  49,731
   Travel and entertainment               38,516      10,066          --      48,582                                  48,582
   Management fee                             --      54,141      44,000      98,141                  98,141<F4>          --
   Interest expense                        3,364      10,669          --      14,033                  14,033
   Other operating expenses              147,135      17,951      39,163     204,249                 204,249
                                      ----------   ---------    --------  ----------  --------     ---------      ----------

         Total expenses                3,283,626     286,064     112,460   3,682,150        --       100,641       3,581,509
                                      ----------   ---------    --------  ----------  --------     ---------      ----------

Income from operations before
   gain/(loss) on securities             574,236    (145,917)     35,337     463,656   100,641       100,641         463,656

Gain/(loss) on securities                 39,929          --         131      40,060                                  40,060

Results of affiliate                     (69,399)         --          --     (69,399)                 69,399<F5>          --
                                      ----------   ---------    --------  ----------  --------     ---------      ----------

Income before income taxes               544,766    (145,917)     35,468     434,317   100,641       170,040         503,716

Provision for income taxes                    --          --          --          --                                      --
                                      ----------   ---------    --------  ----------  --------     ---------      ----------

Net income                               544,766    (145,917)     35,468     434,317   100,641       170,040         503,716
                                      ----------   ---------    --------  ----------  --------     ---------      ----------

Dividends on preferred stock             102,309          --          --     102,309        --            --         102,309
                                      ----------   ---------    --------  ----------  --------     ---------      ----------

Results after preferred stock
  dividend                            $  442,457   $(145,917)   $ 35,468  $  332,008  $100,641     $ 170,040      $  401,407
                                      ==========   =========    ========  ==========  ========     =========      ==========



See notes to pro forma combined consolidated financial statements.

                                                  UNIFIED HOLDINGS, INC.
                                 PRO FORMA COMBINED CONSOLIDATED STATEMENT OF OPERATIONS
                                           FOR THE YEAR ENDED DECEMBER 31, 1996
                                                       (UNAUDITED)
                                                                                    ADJUSTMENTS AND ELIMINATIONS
                                        UNIFIED                  FIRST              ----------------------------
                                     CONSOLIDATED     VAI      LEXINGTON   COMBINED    DEBIT         CREDIT     CONSOLIDATED
                                     ------------   --------   ---------   --------    -----         -----      ------------

REVENUE
   Revenue from broker/dealer
      operations                      $1,846,201    $     --    $     --  $1,846,201  $             $            $1,846,201
   Investment adviser fees             1,679,728     248,090          --   1,927,818                              1,927,818
   Revenue from fund services
      operations                       1,968,384          --          --   1,968,384   500,313<F4>        --      1,468,071
   Trust fees                                 --          --     176,825     176,825                                176,825
   Administration fees                    66,000          --      12,341      78,341    66,000<F4>        --         12,341
   Valuation system fees                      --          --       2,000       2,000                                  2,000
   Trail commission fees                 995,318          --          --     995,318                                995,318
   Custody and retirement fees           246,139          --          --     246,139                                246,139
   Software and program fees             190,445          --       4,181     194,626                                194,626
   Interest income                        68,696          64      59,561     128,321                                128,321
   Other                                 (25,189)        100         163     (24,926)                               (24,926)
                                      ----------    --------    --------  ----------  --------      --------     ----------

     Gross revenue                     7,035,722     248,254     255,071   7,539,047   566,313            --      6,972,734
                                      ----------    --------    --------  ----------  --------      --------     ----------

COST OF SALES
   Brokerage revenue charges           1,141,291          --          --   1,141,291                              1,141,291
   Trail commission charges              653,595          --          --     653,595                                653,595
   Investment adviser fees                    --      65,560          --      65,560                                 65,560
   Administration fees                    11,586          --          --      11,586                                 11,586
                                      ----------    --------    --------  ----------  --------      --------     ----------

      Cost of sales                    1,806,472      65,560          --   1,872,032        --            --      1,872,032
                                      ----------    --------    --------  ----------  --------      --------     ----------

Gross Profits                          5,229,250     182,694     255,071   5,667,015   566,313            --      5,100,702
                                      ----------    --------    --------  ----------  --------      --------     ----------

EXPENSES

   Employee compensation and benefits  2,742,595     181,835          --   2,924,430                 314,500<F4>  2,609,930
   Investment advisory fees                   --          --          --          --                                     --
   Administration fees                     4,250          --      12,341      16,591                                 16,591
   Software maintenance fees                  --          --       4,181       4,181                                  4,181
   Related party employee, supplies
      and operating expenses
      reimbursed                              --          --      66,000      66,000                  66,000<F4>         --
   Brokerage operating charges           332,508          --          --     332,508                                332,508
   Investment adviser expenses            49,972       6,066      56,038                                             56,038
   Fund services operating charges       233,500          --          --     233,500                                233,500
   Market quotes                          41,721          --          --      41,721                                 41,721
   Mail and courier service               63,511         276          --      63,787                                 63,787
   Telephone                              70,279       2,549       4,690      77,518                                 77,518
   Equipment rental and maintenance      105,122       3,909       2,237     111,268                                111,268


See notes to pro forma combined consolidated financial statements.


                                    - 20 -

                                                                                   ADJUSTMENTS AND ELIMINATIONS
                                        UNIFIED                  FIRST             ----------------------------
                                     CONSOLIDATED     VAI      LEXINGTON   COMBINED      DEBIT     CREDIT      CONSOLIDATED
                                     ------------  ---------   ---------   --------      -----     ------      ------------

   Insurance                              36,147       5,501      13,652      55,300                                55,300
   Professional fees                      59,029      92,263      15,273     166,565                               166,565
   Occupancy                             198,651          --       5,000     203,651                               203,651
   Depreciation and amortization         185,062      53,189      10,002     248,253                               248,253
   Office supplies                        63,540         386         497      64,423                                64,423
   Travel and entertainment               51,513      20,536          --      72,049                                72,049
   Taxes (other than payroll)             72,270       3,705       1,776      77,751                                77,751
   Temporary help                         13,388          --          --      13,388                                13,388
   Advertising and conventions               874      13,854          --      14,728                                14,728
   Doubtful accounts                          --          --          --          --                                    --
   Interest expense                        4,993      14,119          --      19,112                                19,112
   Other operating expenses               50,446     186,207       2,272     238,925               185,813<F4>      53,112
                                      ----------   ---------    --------  ----------    --------  --------      ----------

      Total expense                    4,379,371     578,329     143,987   5,101,687          --   566,313       4,535,374
                                      ----------   ---------    --------  ----------    --------  --------      ----------

Income from operations before
   gain/(loss) on securities             849,879    (395,635)    111,084     565,328     566,313   566,313         565,328

Gain/(loss) on securities                 49,684      (3,353)         --      46,331                                46,331

Results of affiliate                    (151,108)         --          --    (151,108)              151,108<F5>          --
                                      ----------   ---------    --------  ----------    --------  --------      ----------

Income before income taxes               748,455    (398,988)    111,084     460,551     566,313   717,421         611,659

Provision for income taxes                    --          --      30,000      30,000                30,000<F6>          --
                                      ----------   ---------    --------  ----------    --------  --------      ----------

Net income                               748,455    (398,988)     81,084     430,551     566,313   747,421         611,659
                                      ----------   ---------    --------  ----------    --------  --------      ----------

Dividends on preferred stock             136,634          --          --     136,634          --        --         136,634
                                      ----------   ---------    --------  ----------    --------  --------      ----------

Results after preferred stock
  dividend                            $  611,821   $(398,988)   $ 81,084  $  293,917    $566,313  $747,421      $  475,025
                                      ==========   =========    ========  ==========    ========  ========      ==========



See notes to pro forma combined consolidated financial statements.

                                                  UNIFIED HOLDINGS, INC.
                                 PRO FORMA COMBINED CONSOLIDATED STATEMENT OF OPERATIONS
                                           FOR THE YEAR ENDED DECEMBER 31, 1995
                                                       (UNAUDITED)

                                                                                    ADJUSTMENTS AND ELIMINATIONS
                                        UNIFIED                  FIRST              ----------------------------
                                     CONSOLIDATED      VAI     LEXINGTON   COMBINED    DEBIT         CREDIT     CONSOLIDATED
                                     ------------    -------   ---------   --------    -----         ------     ------------

REVENUE
   Revenue from broker/dealer
      operations                      $2,363,345     $    --    $     --  $2,363,345  $             $            $2,363,345
   Investment adviser fees             1,317,965      27,207          --   1,345,172                              1,345,172
   Revenue from fund services
      operations                       1,395,782          --          --   1,395,782   199,275<F4>        --      1,196,507
   Trust and administrative fees              --          --     108,429     108,429                                108,429
   Trail commission fees                 540,950          --          --     540,950                                540,950
   Custody and retirement fees           163,044          --          --     163,044                                163,044
   Software and program fees             213,755          --          --     213,755                                213,755
   Net investment and other income        38,092         811      55,946      94,849                                 94,849
                                      ----------     -------    --------  ----------  --------      --------     ----------

      Gross revenue                    6,032,933      28,018     164,375   6,225,326   199,275            --      6,025,051
                                      ----------     -------    --------  ----------  --------      --------     ----------

COST OF SALES
   Brokerage revenue charges           1,244,893          --          --   1,244,893                              1,244,893
   Trail commission charges              130,281          --          --     130,281                                130,281
   Investment adviser fees                45,561      24,922      55,701     126,184                                126,184
   Administration fees                    12,316          --          --      12,316                                 12,316
                                      ----------     -------    --------  ----------  --------      --------     ----------

      Cost of sales                    1,433,051      24,922      55,701   1,513,674        --            --      1,513,674
                                      ----------     -------    --------  ----------  --------      --------     ----------

Gross Profits                          4,599,882       3,096     108,674   4,711,652   199,275            --      4,512,377
                                      ----------     -------    --------  ----------  --------      --------     ----------

EXPENSES

   Employee compensation and benefits  2,392,953          --          --   2,392,953       --        198,000<F4>  2,194,953
   Brokerage operating charges           577,373          --          --     577,373                                577,373
   Fund services operating charges       170,395          --          --     170,395                                170,395
   Mail and courier service               76,522         108                  76,630                                 76,630
   Telephone                             154,887         199         913     155,999                                155,999
   Equipment rental and maintenance      151,787          --          --     151,787                                151,787
   Professional fees                      74,911       6,827      12,349      94,087                                 94,087
   Occupancy                             215,402          --       5,000     220,402                                220,402
   Depreciation and amortization         148,789      26,594         532     175,915                                175,915
   Office supplies                        60,647          --          36      60,683                                 60,683
   Travel and entertainment               55,768       7,122          --      62,890                                 62,890
   Interest expense                        7,429       5,450          --      12,879                                 12,879
   Other operating expense               271,802       4,257      13,755     289,814       --          1,275<F4>    288,539
                                      ----------     -------    --------  ----------  --------      --------     ----------

      Total expense                    4,358,665      50,557      32,585   4,441,807       --        199,275      4,242,532
                                      ----------     -------    --------  ----------  --------      --------     ----------

 See notes to pro forma combined consolidated financial statements.

                                    - 22 -

                                                                                    ADJUSTMENTS AND ELIMINATIONS
                                        UNIFIED                   FIRST             ----------------------------
                                      CONSOLIDATED    VAI       LEXINGTON   COMBINED     DEBIT      CREDIT     CONSOLIDATED
                                      ------------  --------    ---------   --------     -----      ------     ------------

Income from operations before
   gain/(loss) on securities             241,217     (47,461)     76,089     269,845     199,275    199,275       269,845

Gain/(loss) on securities                 35,356          26          --      35,382                               35,382

Results of affiliate                      (1,599)         --          --      (1,599)         --      1,599<F5>        --
                                        --------    --------     -------    --------    --------   --------      --------

Income before income taxes               274,974     (47,435)     76,089     303,628     199,275    200,874       305,227
                                        --------    --------     -------    --------    --------   --------      --------

Provision for income taxes                    --          --      19,354      19,354                 19,354<F6>        --
                                        --------    --------     -------    --------    --------   --------      --------

Net income                               274,974     (47,435)     56,735     284,274     199,275    220,228       305,227
                                        --------    --------     -------    --------    --------   --------      --------

Dividends on preferred stock             136,757          --          --     136,757          --         --       136,757
                                        --------    --------     -------    --------    --------   --------      --------

Results after preferred stock dividend  $128,217    $(47,435)    $56,735    $147,517    $199,275   $220,228      $168,470
                                        ========    ========     =======    ========    ========   ========      ========



See notes to pro forma combined consolidated financial statements.

                                                  UNIFIED HOLDINGS, INC.
                                 PRO FORMA COMBINED CONSOLIDATED STATEMENT OF OPERATIONS
                                           FOR THE YEAR ENDED DECEMBER 31, 1994
                                                       (UNAUDITED)

                                                                                   ADJUSTMENTS AND ELIMINATIONS
                                        UNIFIED                   FIRST            ----------------------------
                                     CONSOLIDATED     VAI       LEXINGTON  COMBINED      DEBIT       CREDIT    CONSOLIDATED
                                     ------------   --------    ---------  --------      -----       -----     ------------

REVENUE
   Revenue from broker/dealer
      operations                      $2,905,597    $            $    --  $2,905,597    $           $           $2,905,597
   Investment adviser fees               507,526                  15,266     522,792                               522,792
   Revenue from fund services
      operations                         979,155                      --     979,155                               979,155
   Trail commission fees                 605,774                      --     605,774                               605,774
   Custody and retirement fees           194,416                      --     194,416                               194,416
   Software and program fees             224,386                      --     224,386                               224,386
   Interest income                            --                  38,577      38,577                                38,577
   Other                                 167,273                             167,273                               167,273
                                      ----------    --------     -------  ----------    --------    --------    ----------

      Gross revenue                    5,584,127          --      53,843   5,637,970          --          --     5,637,970
                                      ----------    --------     -------  ----------    --------    --------    ----------

COST OF SALES
   Brokerage revenue charges           1,664,496                           1,664,496          --                 1,664,496
   Trail commission charges              104,437                             104,437          --                   104,437
   Administration fees                        --                      --          --                                    --
                                      ----------    --------     -------  ----------    --------    --------    ----------

      Cost of sales                    1,768,933          --          --   1,768,933          --          --     1,768,933
                                      ----------    --------     -------  ----------    --------    --------    ----------

Gross Profit                           3,815,194          --      53,843   3,869,037          --          --     3,869,037
                                      ----------    --------     -------  ----------    --------    --------    ----------

EXPENSES

   Employee compensation and benefits  1,864,450                      --   1,864,450                             1,864,450
   Brokerage operating charges           651,291                      --     651,291                               651,291
   Investment adviser expenses            17,940                      --      17,940                                17,940
   Administration fees                     2,450                      --       2,450                                 2,450
   Fund services operating charges       114,181                      --     114,181                               114,181
   Market quotes                          72,444                      --      72,444                                72,444
   Mail and courier service              136,404                      --     136,404                               136,404
   Telephone                             147,377                     863     148,240                               148,240
   Equipment rental and maintenance      112,069                      --     112,069                               112,069
   Insurance                              64,339                   7,943      72,282                                72,282
   Professional fees                      39,404                   3,379      42,783                                42,783
   Occupancy                             172,850                   5,000     177,850                               177,850
   Depreciation and amortization         143,145                     234     143,379                               143,379
   Office supplies                        12,106                   7,577      19,683                                19,683
   Travel and entertainment               59,692                      --      59,692                                59,692


See notes to pro forma combined consolidated financial statements.

                                    - 24 -


                                                                                      ADJUSTMENTS AND ELIMINATIONS
                                       UNIFIED                   FIRST                ----------------------------
                                     CONSOLIDATED     VAI      LEXINGTON     COMBINED      DEBIT       CREDIT     CONSOLIDATED
                                     ------------   --------   ---------     --------      -----       ------     ------------

Taxes (other than payroll)                56,357                     --         56,357                                 56,357
Temporary help                                --                     --             --                                     --
Advertising                                   --                    265            265                                    265
Doubtful accounts                          5,616                     --          5,616                                  5,616
Interest expense                              --                     --             --                                     --
Other operating expenses                  92,735                 11,931        104,666                                104,666
                                      ----------    --------    -------     ----------    --------    --------     ----------

      Total expense                    3,764,850          --     37,192      3,802,042          --          --      3,802,042
                                      ----------    --------    -------     ----------    --------    --------     ----------

Income from operations before
   gain/(loss) on securities              50,344          --     16,651         66,995          --          --         66,995

Gain/(loss) on securities                     81                     --             81                                     81

Results of affiliate                          --                     --             --                                     --
                                      ----------    --------    -------     ----------    --------    --------     ----------

Income before income taxes                50,425          --     16,651         67,076          --          --         67,076

Provision for income taxes                    --                  3,452<F6>      3,452          --       3,452<F6>         --
                                      ----------    --------    -------     ----------    --------    --------     ----------

Net income                                50,425          --     13,199         63,624          --       3,452         67,076
                                      ----------    --------    -------     ----------    --------    --------     ----------

Dividends on preferred stock             108,377          --         --        108,377          --          --        108,377
                                      ----------    --------    -------     ----------    --------    --------     ----------

Results after preferred
   stock dividend                     $  (57,952)   $     --    $13,199     $  (44,753)   $     --    $  3,452     $  (41,301)
                                      ==========    ========    =======     ==========    ========    ========     ==========



See notes to pro forma combined consolidated financial statements.

                             UNIFIED HOLDINGS, INC.
         NOTES TO PRO FORMA COMBINED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)


<F1>  On April 25, 1997, the Company entered into an agreement to acquire
      First Lexington located in Lexington, Kentucky. This acquisition will be accounted for under the pooling-of-interests method of accounting.
      In connection with the acquisition, the Company will issue 80,008 shares of Common Stock, based upon an exchange ratio of 9.644 shares of Common Stock for each outstanding share of First Lexington common stock. The acquisition is anticipated to be completed by the end of January 1998 and is subject to, among other things, regulatory approval and the approval of the stockholders of First Lexington.

<F2>  The pro forma combined consolidated financial statements reflect a surrender to VAI by all stockholders of VAI (other than the Company) of their capital stock of VAI. The proposed stock surrender will occur upon approval of the proposed surrender by the shareholders of the Vintage Funds and upon receipt of required regulatory approval. It currently is anticipated that the transaction will occur by the end of January 1998. Upon consummation of the stock surrender the Company will own 100% of the capital stock of VAI.

<F3>  The pro forma combined consolidated financial statements include the accounts of the Company, UAI, UMC, First Lexington and VAI. All intercompany notes and accounts receivable, and notes and accounts payable balances between the Company and its subsidiaries have been eliminated.

<F4>  The pro forma combined consolidated financial statements eliminate all intercompany revenue and expense between the Company and First Lexington and VAI in conformity with generally accepted accounting principles.

<F5>  The pro forma combined consolidated financial statements eliminate all equity in and advances between the Company and VAI. In conformity with generally accepted accounting principles, the Company has eliminated its equity share of the results of operations of VAI in the consolidated balances.

<F6>  The Company files consolidated federal and state income tax returns with its subsidiaries. Subsequent to their acquisition, First Lexington and VAI will be included in the consolidated tax returns of the Company, which uses the accrual method of tax and accounting reporting. The Company will utilize its net operating loss deduction to reduce the taxable income from its subsidiaries. The income tax effect has been eliminated in the pro forma combined consolidated statement of operations.

<F7>  Effective June 1, 1997, the Company acquired HFI in a transaction accounted for under the pooling-of-interests method of accounting. In connection with the acquisition, the Company issued 325,000 shares of Common Stock on November 19, 1997.

ITEM 2.    MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
           ---------------------------------------------------------

      The following presents management's discussion and analysis of the Company's consolidated financial condition and results of operations as of the dates and for the periods indicated. This discussion should be read in conjunction with the other information set forth in this registration statement, including the Company's audited and unaudited consolidated financial statements and the accompanying notes thereto.

OVERVIEW

      The Company's principal business is providing and enhancing a platform for vertical integration in the financial services industry by means of stock-for-stock, pooling-of-interests transactions and an aggressive merger and acquisition program and providing mutual fund management, mutual fund administrative services and brokerage operations through its wholly owned subsidiaries, UAI, UMC and Health Financial.

      UAI is a mutual fund financial services company specializing in the development, support, maintenance, shareholder servicing and management of and in providing investment advice to mutual funds. UAI was formed in 1990 as a sister company to UMC in a move to separate and segregate the brokerage services employees (and brokerage account activities) from the mutual fund services employees (and mutual fund account activities).

      UAI is a highly automated, registered stock transfer agent that has total back-office mutual fund service capabilities and presently provides transfer agency, fund accounting, administrative and/or compliance services for ten mutual fund families consisting of nearly $647 million in mutual fund assets, 36 portfolios and approximately 29,000 accounts. Additionally, as a registered investment adviser, UAI has $117.5 million of assets under management, all of which are invested in mutual funds, with approximately $50 million of the $117.5 million invested in the Vintage Funds.

      UMC is a regional discount brokerage firm with a link to mutual fund assets via its brokerage account services. A licensed NASD broker-dealer since 1976, UMC specializes in mutual fund distribution and shareholder servicing liaison providing such services as: mutual fund distribution services and support; mutual fund conversion support; mutual fund trades; IRA custodial services; 12b-1 maintenance, accounting and marketing support; securities (stock and bond) brokerage; brokerage clearing and execution services; consolidated brokerage statement processing; mutual fund and brokerage software development; asset allocation and performance measurement services and statement processing; and retirement account record keeping.

      HFI is a registered investment adviser that was formed in 1986 and has been registered with the SEC since 1987. As of September 30, 1997, HFI managed over $340 million in assets for both individuals and institutions.
The predominant management style of HFI is a balanced portfolio of no-load index funds in multi-asset classes consisting of the Standard & Poor's 500 large capitalization United States stocks, small capitalization United States stocks, United States bonds, real estate, cash and international stocks.

      The Company expects a continuation in reductions in annual gross revenues from its brokerage clear-through clients because as the small brokerage firms' volumes increase, the client will be able to obtain lower clearing charges directly from the firm transacting the trades for UMC and UMC's clients. The Company expects that any reductions in brokerage services revenues will be offset by anticipated increases in investment management fees, internet brokerage service fees, mutual fund services revenues, through the acquisition of other mutual fund businesses, and fees that the Company hopes to realize through providing certain non-bank trust, custodial and retirement services. There can be no assurances that the Company will be able to accomplish such increases or that the Company will not experience or be able to prevent unexpected reductions in its revenues or unexpected increases in its expenses.

COMPARISON OF RESULTS FOR CALENDAR YEARS ENDED DECEMBER 31, 1996 AND 1995

      The Company's gross revenues increased by $1,002,789 to $7,035,722 in 1996 from $6,032,933 in 1995. This improvement in gross revenues resulted from a significant increase in mutual fund administrative services revenues. This increase was somewhat offset by a $517,144 decrease in revenue from broker-dealer operations from 1995 to 1996.

      Gross profit increased by $575,146 over the prior year to $5,175,028 in 1996 from $4,599,882 in 1995 directly related to higher volumes in the mutual fund administrative services business; however, overall percentage of gross profit to total revenue decreased to 73.55% in 1996 from 76.25% in 1995 due to a higher cost of sales, related primarily to trail commission charges.

      Operating expenses in 1996 were $4,325,149 as compared to $4,358,665 in 1995. Administrative salaries, employee compensation and benefits increased in 1996 compared to 1995 from $2,392,953 to $2,742,595. Brokerage operating charges decreased in 1996 to $332,508 from $577,373 in 1995 on lower volume.

      Total net income from operations was $849,879 in 1996, compared to $241,217 for the prior year, principally due to the increase in mutual fund administrative services revenues and the ability to control operating expenses.

      1996 consolidated net income increased $473,481 to $748,455 from $274,974 for the prior year. Consolidated net income calculations include a charge for losses incurred at an affiliate of $151,108 and $1,599 for 1996 and 1995, respectively.

      The Company does not have any pending litigation of a material nature and is not aware of any potential litigation or claims.

COMPARISON OF RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996

      Year-to-date net income at September 30, 1997 of $135,937 compares to a net profit of $544,766 for the same period last year. Net profit for the nine months ended September 30, 1997 includes an after-tax loss of approximately $387,000 related to the acquisition of Health, coupled with a special bonus to the employees of the Company of approximately $125,000, higher legal, accounting and counsel fees related to the filing by the Company of this Registration Statement on Form 10-SB (the "Form 10-SB"), a charge for losses incurred at an affiliate and a provision for income taxes related to alternative minimum tax depreciation carryforwards, which could be modified based upon future operations of the Company. Fund services operating charges included a one-time conversion cost of approximately $25,000 related to a change of the Company's fund system service provider.

      Gross revenues of $4,871,418 in the nine-month period ended September 30, 1997 compare to $5,312,237 for the same period in 1996. For the current year, assets under management increased significantly. This increase accounted for the $302,698 increase in investment advisers revenues. Reduced brokerage charges significantly reduced revenue from broker/dealer operations. Mutual fund service and trailing commissions were partially offset by an increase in custody and retirement fees and net investment and other income.

      The gross profit of $3,592,864 for the nine months ended September 30, 1997 compares to $3,857,562 for the same period in 1996. The percentage of gross profit to total revenue increased to 73.8% during the nine-month period ended September 30, 1997 from 72.6% from the same prior year period. This improvement reflects better investment adviser margins.

      Operating expenses increased by $114,760 over the same prior year period from $3,283,626 to $3,398,386 primarily due to increased employee compensation and benefits and professional fees. Employee compensation was higher due to a one-time bonus paid to employees of the Company during July 1997 and higher legal, accounting and counsel fees related on the filing of the Form 10-SB.
In addition, travel costs increased related to the completed and pending transactions and a one-time charge related to a change of the Company's fund system service provider.

COMPARISON OF RESULTS FOR THE QUARTER ENDED SEPTEMBER 30, 1997 AND 1996

      For the quarter ended September 30, 1997, net profit of $4,734 compared to a net profit of $408,063 for the same period last year. The third quarter of 1997 includes a special bonus to employees of the Company aggregating approximately $125,000, higher legal, accounting and counsel fees related to the filing of the Form 10-SB with the SEC during 1997 and an adjustment for the Company's investments in an affiliate resulted in a $147,467 charge as compared to a 1996 third quarter loss of $52,801. The current year quarter also includes a one-time expense of approximately $25,000 related to conversion of the Company's fund service system provider and increased travel costs related to acquisition activities. The quarter ended September 30, 1996 included a credit from the Company's communication service provider. Increased assets under management accounted for the increase in investment adviser revenues, which partially offset the decline in fund services revenues. The quarter ended September 30, 1997 also includes a provision for income taxes related to alternate minimum tax, which could be modified based upon future operations of the Company.

      For the three months ended September 30, 1997, gross revenues of $1,678,446 compared to $1,928,349 during the same quarter last year. Increased assets under management accounted for the increase in investment adviser revenues, which partially offset the decline in fund services revenues. Cost of sales increased $10,585 to $441,522 in the quarter ended September 30, 1997 from $430,937 for the quarter ended September 30, 1996. The lower brokerage cost of sales partially offset higher trail commission charges and administration fees.

      Quarterly operating expenses increased by $6,429 over last year of $1,067,343 to $1,073,772, due to a one-time bonus to employees of the Company aggregating approximately $125,000, a one-time expense for conversion of the Company's fund service system provider, increased travel costs related to completed and pending acquisitions and higher legal, accounting and counsel fees related to the filing of the Form 10-SB. In addition, operating expenses for the quarter ended September 30, 1996 included a credit from the Company's communication service provider.

LIQUIDITY AND CAPITAL RESOURCES

      The Company's primary sources of liquidity historically have been and continue to be cash flow from operating activities and available borrowing capacity for capitalized leases. At September 30, 1997 and December 31, 1996, the Company reported working capital of $1,183,307 and $965,512, respectively, or a working capital ratio of 1.71 and 2.00, respectively, to 1.

      Significant portions of the Company's computer and communication equipment and software are purchased through capitalized leases. The Company expects to be able to repay its borrowings for such capitalized leases over the respective lease periods.


      Capital expenditures for 1997 include the purchase of telephone and computer equipment and software to support the Company's mutual fund and brokerage services businesses. Such expenditures are not expected to exceed $400,000. The Company currently can provide its own sources of funds or lending to sufficiently absorb such expenditures so as not to endanger the liquidity or financial condition of the Company.

      The Company has entered into a revolving credit agreement with Bank One, Indiana, N.A. (the "Bank One Facility"), which is comprised of a revolving line of credit extended to the Company of $500,000. The obligations of the Company under the credit facility are secured by substantially all of the personal property of the Company. The Bank One Facility has customary financial covenants regarding tangible net worth and fixed charge ratio. The Bank One Facility also contains covenants and provisions that restrict, among other things, the Company's ability to: (i) engage in certain sales of assets; (ii) incur certain liens on its properties; (iii) merge or consolidate with or acquire another entity or engage in other fundamental changes; and
(iv) sell or otherwise transfer any ownership interest in the Company. The Bank One Facility provides for certain customary events of default. As of September 30, 1997, the principal amount outstanding under the Bank One Facility was $109,839, and the interest rate on such borrowing was 9.0%.

      The Company does not expect to need to raise additional capital to satisfy its cash requirements but, as described below, will attempt to raise working capital to expand its business and products, for equipment and software purchases and to retire the outstanding shares of Series A and Series B Preferred Stock.

      The Company anticipates that, during December 1998, it will issue approximately 2,100 shares of Series C 6.75% Cumulative Preferred Stock to certain directors, executive officers and agents of the Company. Subscriptions for such shares have been accepted by the Company. Each share of Series C Preferred Stock will be convertible, at any time at the option of the holder thereof and without the payment of any additional consideration with respect thereto, into 135 shares of Common Stock.

      The Company also currently anticipates that, either during the fourth quarter of 1997 or the first quarter of 1998, it will attempt to raise additional capital through a private placement of up to 600,000 shares of its Common Stock. Upon completion of the proposed private placement, approximately $1.7 million of the proceeds would be used to retire the outstanding Series A and Series B Preferred Stock, while the remaining proceeds would be used for general corporate purposes, including, without limitation, investments in and advances to subsidiaries and possible future acquisitions of small investment advisory firms and registered investment advisers. Pending such application, the net proceeds would be invested in short-term investment grade obligations.

      Neither the Class C Preferred Stock nor the shares of Common Stock to be issued pursuant to the private placement will be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SENSITIVITY TO CHANGES IN MARKET CONDITIONS

      The Company's revenues, like those of other firms in the asset management, fund management, fund services and mutual fund brokerage industries, are directly related to fluctuations in assets and price levels of funds under management. A significant portion of the Company's earnings are generated from fees based on the average daily market value of the assets the Company administers for its clients. A rapid change in interest rates or a sudden decline in the bond markets, among other factors, could influence an investor's decision whether to invest or maintain an investment in a bond based mutual fund. As a result, fluctuations may occur in assets that the Company has under management due to changes in interest rates and other investment considerations. A significant investor trend seeking alternatives to mutual fund investments and/or to assets under management could have a negative impact on the Company's revenues by reducing the assets it manages. Additionally, from time to time, the Company has waived, and, in the future for competitive reasons, may waive certain fees normally charged to mutual funds to which it provides services.


ECONOMIC BUSINESS RISKS OUTSIDE THE COMPANY'S CONTROL

      The Company's asset management, mutual fund services, mutual fund management and broker-dealer businesses are subject to various risks and contingencies, many of which are beyond the ability of the Company to control. These risks include economic conditions generally and in particular those affecting bond and securities markets, interest rates, discretionary income available for investment, customer inability to meet payment or delivery commitments, customer fraud and employee misconduct and error.


ITEM 3.    DESCRIPTION OF PROPERTY
           -----------------------


      The Company, through its subsidiary, UMC, leases its corporate headquarters and administrative office facilities located at 429 North Pennsylvania Street, Indianapolis, Indiana. This facility is comprised of approximately 11,086 square feet and is subject to a lease expiring in 2007. Health Financial's administrative offices are located at 2353 Alexandria Avenue, Lexington, Kentucky. The operating lease for such offices expires in 2002 and such offices have approximately 2,554 square feet. The Company also will lease a portion of such property for corporate offices. The Company's current administrative offices are considered adequate to serve the Company's foreseeable needs. Other than the administrative offices lease and the equipment and capital leases listed herein, the Company has no other significant property holdings.

      Lease obligations are allocated between the Company and its subsidiaries based upon estimated usage. The leases include clauses for adjustment of operating costs and real estate taxes that are not reflected as part of the minimum obligations. The aggregate minimum rental commitments required under operating leases and noncancelable subleases for office space and equipment at September 30, 1997 were as follows:

              YEAR ENDED DECEMBER 31             LEASE COMMITMENTS
              ----------------------             -----------------
               1997, three months                   $  120,168
                      1998                             256,215
                      1999                             244,254
                      2000                             224,508
                      2001                             152,068
                      Thereafter                     1,044,000
                                                    ----------
                                                    $2,041,213
                                                    ==========

      The Company's capitalized lease obligations are payable over a 36-month period. The following is a summary of future minimum lease payments under capitalized lease obligations as of September 30, 1997:

             YEAR ENDING DECEMBER 31                    AMOUNT
             -----------------------                    ------
                      1997                            $  9,478
                      1998                              53,187
                      1999                              43,605
                      2000                              20,200
                      2001                              14,783
                                                      --------
                          Total                        141,253

                  Less amount
             representing interest                      13,353
                                                      --------

               Net present value                      $127,900
                                                      ========

      The Company, as of September 30, 1997, had equipment and furniture, net, of $258,223, and capitalized leased equipment, net, of $148,538, totaling $406,761 in equipment and furniture. The $406,761 was comprised of: major computer equipment, $288,388; minor computer equipment, $36,463; major operation equipment $6,630; major telecommunications equipment, $31,736; furniture and fixtures, $28,702; and leasehold improvements, $14,842.


      For purposes of depreciation, the federal tax basis, rate, method and life claimed with respect to such properties is set forth as follows:


            Book Depreciation: With the exception of the 1989 computer equipment, which originally was depreciated on a straight-line basis and is now being depreciated on the accelerated method, the properties are depreciated on a 3-10 year straight-line method, with a 5-year life for minor equipment and a 10-year life for major equipment.

            Tax Depreciation: All assets of the Company, UMC and UAI have been depreciated on a straight-line method with 3-10 year lives after consideration of the recommended tax and alternative minimum tax lives. HFI filed as an S-corporation prior to its acquisition by the Company. Prior to such acquisition, HFI utilized accelerated methods and lives as allowed by the Internal Revenue Service.

ITEM 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
           --------------------------------------------------------------

      The following table sets forth certain information with respect to the beneficial ownership of the outstanding Common Stock and Class B Preferred
Stock: (i) by each person who is known by the Company to own beneficially more than five percent of the Common Stock and/or Class B Preferred Stock;
(ii) by each of the Company's directors and executive officers; and (iii) by all current directors and executive officers as a group. No director or executive officer owns any shares of Class A Preferred Stock.


                                      NUMBER OF SHARES                                NUMBER OF SHARES
     NAME OF                          OF COMMON STOCK             PERCENT            OF PREFERRED STOCK           PERCENT
BENEFICIAL OWNER<F1>             BENEFICIALLY OWNED<F2><F3>       OF CLASS           BENEFICIALLY OWNED           OF CLASS
--------------------             --------------------------       --------           ------------------           --------
Timothy L. Ashburn                       572,768                   60.43%                  5,204<F4>                60.6%
David A. Bogaert                              --                      --                      --                      --
Jack R. Orben                                 --                      --                     188                     2.2
Weaver H. Gaines                              --                      --                      50                    <F5>
Thomas G. Napurano                            --                      --                     943                    11.0
Lynn E. Wood                              50,000                    5.28                     377                     4.4
Gregory W. Kasten                        325,000                   34.29                      --                      --
All directors and executive
  officers (7 persons)                   947,768                  100.00                   6,762                    78.8

----------------
<F1>  The address for each person is 429 North Pennsylvania Street,
      Indianapolis, Indiana  46204.

<F2>  Except for Mr. Timothy L. Ashburn, such share numbers do not include the
      572,768 shares of Common Stock held pursuant to the terms of that certain Voting Trust Agreement (the "Voting Trust") dated as of
      October 10, 1997 by and between Mr. Ashburn, as the voting trustee, and each of the holders of Common Stock (other than shares held pursuant to the 401(k) Plan and shares owned by Dr. Kasten). The Voting Trust terminates on October 31, 1998. No person has voting power over such shares except Mr. Ashburn, the voting trustee pursuant to the Voting Trust. Each participant has sole investment power with respect to the shares they contributed to the Voting Trust. Of the 572,768 shares of Common Stock held subject to the Voting Trust, 63,656, 35,070, 18,000, 18,000, 62,949, 64,213 and 261,888 shares are owned by Messrs. Ashburn, Bogaert, Orben, Gaines, Napurano and Wood and all directors and executive officers as a group, respectively. Mr. Ashburn disclaims beneficial ownership of all shares subject to the Voting Trust except 63,656 shares.

<F3>  Except for Mr. Lynn E. Wood, such share numbers do not include the
      50,000 shares of Common Stock held by the 401(k) Plan. No person has voting power over such shares except Mr. Wood, the trustee for the 401(k) Plan, who votes the shares held by the 401(k) Plan. Each participant has sole investment power over the shares held for their benefit in the 401(k) Plan. Of the 50,000 shares of Common Stock issued in the name of the 401(k) Plan, 4,370.180, 2,977.796, 5,161.789,
      4,353.348 and 16,863.113 shares are held for the benefit of Messrs. Ashburn, Bogaert, Napurano and Wood and all directors and executive officers as a group, respectively. Mr. Wood disclaims beneficial ownership of all shares held subject to the 401(k) Plan except 4,353.348 shares.

<F4>  Includes 300 shares owned by Mr. Ashburn's IRA.

<F5>  Less than one percent.

THE UNIFIED REGIONAL PROTOTYPE 401(K) AND PROFIT SHARING PLAN

      The Company sponsors a profit-sharing and Section 401(k) defined contribution retirement plan that covers substantially all employees of the Company and its subsidiaries. Contributions to the 401(k) Plan are determined by the Board. During 1996 and 1995, a consolidated expense of $14,356 and $16,392, respectively, was provided in anticipation of contributions to be paid in 1996 and 1995, respectively. In 1996, the Company amended the 401(k) Plan to include matching for funds (a) invested in the Vintage Funds or (b) to purchase Series B Preferred Stock in the 401(k) Plan. The Company will match the employee's contribution up to fifty percent of the first six percent of the employee's before-tax contribution.

      The 401(k) Plan presently holds 50,000 shares of Common Stock, representing approximately 5.28% of the outstanding shares.


      The Board has appointed Lynn E. Wood to be the 401(k) Plan's Trustee and Mr. Wood votes the shares on behalf of the 401(k) Plan participants.

ITEM 5.    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
           ------------------------------------------------------------

DIRECTORS AND EXECUTIVE OFFICERS


      The following sets forth information with respect to the Company's executive officers and members of the Board, including the names and ages of all executive officers and directors of the Company, all positions and offices with the Company held by each such person and each person's term of office as a director.

      TIMOTHY L. ASHBURN: (Age 47) Chairman since 1989; Chief Executive Officer 1989-1992 and 1994-present; President since November 1997; 401(k) Plan Committee since 1994; executive committee member since 1989; operating committee member since 1989. Mr. Ashburn was employed by the Vine Street Trust Company, Lexington, Kentucky, a wholly owned subsidiary of Cardinal Bancshares, a Kentucky bank holding company for the two-year period from April 1992 through March 1994, and was responsible for the operations of the bank's trust department and for investment management. Mr. Ashburn has been Chairman of the Board and Chief Executive Officer of VAI since December of 1994 and is Chairman of the Board of Trustees, President and Chief Executive Officer of the Vintage Funds.

      JACK R. ORBEN: (Age 58) Director since 1989; Plan Committee Member for 401(k) Plan since inception of such Plan. Mr. Orben has been the Chairman and an executive officer of Fiduciary Counsel, an investment adviser firm, located at 40 Wall Street, New York, New York since 1979. Fiduciary Counsel is a sub-adviser for several portfolios of the Company's affiliated mutual funds, the Vintage Funds. Mr. Orben is also Chairman and an executive officer of AFS Group, a 53% owner of Fiduciary Counsel, which owns 100% of Starwood Company, an investment adviser firm. Starwood is a sub-adviser for the Starwood Strategic portfolio of the Company's affiliated mutual funds, the Vintage Funds. Mr. Orben is a director of VAI and chairs its investment committee and is on the Board of Trustees and is a member of the executive committee for the Vintage Funds.

      WEAVER H. GAINES: (Age 54) Director 1990-1992, 1993-present; Plan Committee Member for 401(k) Plan since inception of such Plan. Since 1993, Mr. Gaines has been Chairman and Chief Executive Officer for Ixion Biotechnology, Inc., founding and managing the development-stage biotechnology company. In 1992, Mr. Gaines was a senior advisor to Bush/Quayle 92. From 1985 until

1992, Mr. Gaines held various executive positions at the Mutual Life Insurance Company of New York (MONY), including Executive Vice President and General Counsel, and was a member of its executive and compensation committees and management of MONY's investment services subsidiaries. In 1988 and 1989, Mr. Gaines was president of UMC, then a wholly owned subsidiary of MONY. Mr. Gaines is a director of Voyeta Technologies, Inc., from 1996, First ING Life Insurance Company of New York, from 1994, and AquaGene, Inc., from 1997 Chairman of Bio + Florida, Florida's biotechnology trade association since 1997.

      THOMAS G. NAPURANO: (Age 56) Director since 1989; Chief Financial Officer since 1989; Executive Vice President since 1989; executive committee member since 1989; and operating committee member since 1989. Mr. Napurano is also a director and the chief financial officer for VAI and is the treasurer for the Vintage Funds.

      LYNN E. WOOD: (Age 51) Director since 1992; Chief Operating Officer since 1993; President from 1993 through November 1997; Trustee for 401(k) Plan; executive committee member since 1992; and operating committee member since 1992. Mr. Wood also is a director and the president and chief operating officer for VAI and is the assistant secretary to the Vintage Funds.

      DAVID A. BOGAERT: (Age 33) Executive Vice President and Executive Committee member since 1995; operating committee member since 1992; national sales and marketing director since 1995; and telephone service representative, brokerage services supervisor, institutional sales representative and Assistant Vice President 1986-1992.

      All directors were re-elected in December 1996 for one year terms. Each director serves until the next annual meeting of the stockholders or until his successor is duly elected and qualified. Officers serve at the discretion of the Board.

      The Company has an executive compensation committee that is composed of Messrs. Ashburn, Orben and Gaines and an acquisition committee that is composed of Messrs. Ashburn, Napurano and Gaines. The Company has no audit or nominating committee of the Board or any committees that perform similar functions. The Company does have a Plan Committee that oversees and governs the 401(k) Plan.

ITEM 6.    EXECUTIVE COMPENSATION
           ----------------------

EXECUTIVE COMPENSATION

      The following table summarizes compensation earned or awarded to the Company's Chief Executive Officer, who was the only executive officer whose aggregate annual salary and bonus exceeded $100,000 during 1996:


                                           Summary Compensation Table
                                                                                     SECURITIES
                                                                                     UNDERLYING
                                            FISCAL                                     OPTIONS            ALL OTHER
NAME AND PRINCIPAL POSITION                  YEAR        SALARY         BONUS           /SARS            COMPENSATION
---------------------------                  ----        ------         -----           -----            ------------
Timothy L. Ashburn, Chairman                 1996       $100,000         $0            23,000<F1>             $0
   and Chief Executive Officer               1995        100,000          0                 0                  0
                                             1994        100,000          0                 0                  0

----------------
<F1>  Gives effect to the February 6, 1997 two-for-one stock split.


      The following table summarizes options granted during 1996, and the values of options outstanding on December 31, 1996, for the executive officer named above:


                                   Option/SAR Grants in Last Fiscal Year
                                                NUMBER OF     PERCENT OF TOTAL
                                               SECURITIES       OPTIONS/SARS
                                              OPTIONS/SARS      EMPLOYEES IN              OR BASE          EXPIRATION
       NAME                                    GRANTED (#)       FISCAL YEAR            PRICE ($/SH)          DATE
       ----                                    -----------       -----------            ------------          ----
Timothy L. Ashburn                             23,000<F1>           22.9%                  $0.1314        July 25, 2006

---------------
<F1>  Gives effect to the February 6, 1997 two-for-one stock split.


      The following table sets forth information concerning the aggregate dollar value realized upon exercise of options during 1996, the number of securities underlying options outstanding at year-end 1996 and the value of options outstanding at year-end 1996 having an exercise price lower than the market price of the Common Stock ("in-the-money" options), held by the individual named in the Summary Compensation Table. As of December 31, 1996, no SARs were outstanding.

                    Aggregate Option Exercises in Last Fiscal Year
                                 and FY-End Options
                                                          NUMBER OF
                                                         SECURITIES           VALUE OF
                                                         UNDERLYING         UNEXERCISED
                                                         UNEXERCISED        IN-THE-MONEY
                             SHARES                   OPTIONS AT FISCAL  OPTIONS AT FISCAL
                            ACQUIRED      VALUE            YEAR-END          YEAR-END
                          ON EXERCISE    REALIZED     (#) EXERCISABLE/    ($) EXERCISABLE/
                              (#)          ($)          UNEXERCISABLE     UNEXERCISABLE<F1>
                          -----------    --------     -----------------  ------------------
Timothy L. Ashburn             0           $0              0/23,000           $0/$2,364

------------------
<F1>  Based on a price per share of $0.1028 (as adjusted for 1997 stock split), based upon an estimate of market value of tangible and intangible assets and liabilities of the Company per share of Common Stock as of December 31, 1996.

COMPENSATION OF DIRECTORS

      Directors currently are not compensated for attending meetings of the Board, except for reimbursements for reasonable expenses related to attendance at such meetings. Regularly scheduled board meetings are conducted quarterly on the third Wednesday in January, April, July and October of each year, unless otherwise changed, and the annual meeting of the Company's stockholders will be conducted in May of each year beginning in 1998.

ITEM 7.    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
           ----------------------------------------------

      The Company provides various services to VAI including, among other things: the use of supplies and equipment; funds registration; compliance services; solicitation of new business; development of new mutual funds; development of procedures; and policies and practices to develop new mutual fund relationships and increase assets under management via the conversion of other mutual funds into the Vintage Funds. The Company also provides mutual fund administrative services such as distribution, transfer agency, fund accounting, administration and compliance to the Vintage Funds. For the years ended December 31, 1995 and 1996 and for the nine months ended September 30, 1997, VAI paid to the Company approximately $198,000, $400,000 and $-0-, respectively, for these services. In exchange for the $198,000 and $400,000 payments, the Company received a total of one-third of the outstanding capital stock of VAI. The Company currently owns one-third of the outstanding capital stock of VAI.

      During 1995, the Company loaned VAI approximately $66,000. For the year ended December 31, 1996, VAI paid the Company $15,888 and $5,086 in principal and interest, respectively, with respect to such loan. For the nine months ended September 30, 1997, VAI paid to the Company $2,573 for interest with respect to such loan. As of September 30, 1997, approximately $50,000 was outstanding with respect to such loan.

      Other than described above, during the years ended December 31, 1996 and 1995, no transactions occurred between the Company and its affiliates that require disclosure pursuant to Item 404 of Regulation S-B.

ITEM 8.    DESCRIPTION OF SECURITIES
           -------------------------

GENERAL


      The authorized capital stock of the Company consists of 10,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock. The Company is authorized to issue its Preferred Stock in one or more series, with the number of shares, dividends and other rights, preferences, limitations and terms of each series to be determined and fixed by the Board without any further action by the stockholders of the Company. The Company has designated and issued certain shares of its Preferred Stock. As of the date hereof, (i) 8,486 shares of Series A 8% Cumulative Preferred Stock were issued and outstanding, (ii) 8,583 shares of Series B 8% Cumulative Preferred Stock were issued and outstanding, (iii) 947,768 shares of Common Stock were issued and outstanding and (iv) 2,100 shares of Series C 6.75% Cumulative Convertible Preferred Stock were designated, but no shares were issued or outstanding.

PREFERRED STOCK

      DIVIDENDS. Required dividend payments on the Series A and Series B Preferred Stock are cumulative at 8% per annum of the stated value. In the event of non-payment of the cumulative preferred dividends, the preferred stockholders are entitled to vote on all matters presented to the stockholders of the Company, as provided for in the Certificate of Incorporation.

      To the extent that funds of the Company are legally available, the Board shall declare and the Company shall then pay to the holders of Series A and Series B Preferred Stock, out of the assets of the Company available for the payment of dividends under the Delaware General Corporation Law (the "DGCL") , the preferential Preferred Stock dividend at the time and in the amount due and no more. The dividend is calculated cumulatively (but does not compound) on a daily basis on each share at the rate of 8% per annum (based on 365/366-day year) of the stated value ($100). Dividends are paid quarterly as soon as practicable after the declaration of the dividend at the quarterly meeting of the Board. Since the issuance of the Preferred Stock on December 30, 1993, the Company has declared and paid a dividend with respect to the Series A and Series B Preferred Stock in each of thirteen consecutive quarters and the Company is current with all dividend payments to date.

      LIQUIDATION. In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Series A and Series B Preferred Stock are entitled, before any distribution or payment is made upon any junior securities ("Junior Securities") of the Company, to be paid out of the assets of the Company available for distribution to its stockholders, whether from capital, surplus or earnings, an amount in cash equal to the aggregate liquidation value ("Liquidation Value") of all shares of Series A and Series B Preferred Stock and the holders of the Preferred Stock are not entitled to any further payment. If the assets of the Company are insufficient to permit payment to the holders of the Series A Preferred Stock, then the entire remaining assets of the Company shall be distributed to the holders of the Series A Preferred Stock ratably based upon a ratio the denominator of which is the aggregate Liquidation Value and the numerator of which is the funds available for payment. If any assets remain after the holders of the Series A Preferred Stock have been paid in full the amounts to which they shall be entitled, the remaining assets of the Company shall be distributed to the holders of the Series B Preferred Stock and, if this obligation is satisfied in its entirety, the remaining assets shall be paid to the holders of the Junior Securities. Series A takes priority over Series B in all respects, and Series B takes priority over the Junior Securities. Neither the consolidation or merger of the Company into or with any other corporation or corporations, nor the sale, exchange or transfer by the Company of less than substantially all of its assets, nor any reduction of the capital of the Company, shall of itself be deemed to be a liquidation, dissolution or winding up of the Company. The

Company may, in its sole discretion, redeem on any quarterly dividend date ("Dividend Reference Date") any whole number of shares of Series A or Series B Preferred Stock, provided that (i) the Series A is redeemed ahead of the Series B, (ii) all dividends are current and (iii) the Company has funds legally available to effect the redemption. The shares of Preferred Stock shall be redeemed from the holder on a pro rata basis, based upon the number of shares of Preferred Stock owned by each such holder as a proportion of the total number of shares of Preferred Stock then outstanding. The Series A Preferred Stock shall be redeemed in its entirety before the redemption of any Series B Preferred Stock. To the extent not previously redeemed, the Company shall redeem all of the issued and outstanding shares of Preferred Stock on January 25, 2014 at Liquidation Value.

      INSUFFICIENT FUNDS. If on January 25, 2014, the funds of the Company legally available for a redemption shall be insufficient to redeem all shares of Series A and Series B Preferred Stock required to be redeemed, funds to the maximum extent legally available for such purpose shall be utilized by the Company to redeem the maximum number of shares of Series A on a pro rata basis and, if all such shares can be redeemed, then to redeem the Series B Preferred Stock, on a full or, if necessary, on a pro rata basis. If, because sufficient funds are not legally available, the Company shall fail to redeem all of the issued and outstanding shares of Series A and/or Series B Preferred Stock at such time, the Company will redeem such shares as promptly as practicable after funds are legally available.

      RESTRICTIONS. For as long as any of the Preferred Stock shall be outstanding, the Company shall not, without the written consent of a majority of the then outstanding holders: (a) create any class or series of stock ranking as to payment of dividends or as to liquidation preference having priority over or on a parity with the Preferred Stock; (b) amend, alter or repeal the Certificate of Incorporation or by-laws in a manner adversely affecting any of the Preferred Stock holders' powers, preferences and rights; or (c) declare or pay any distribution, including dividends or redemptions, to any Junior Securities unless all Preferred Stock Dividends are current.

      VOTING RIGHTS. No vote or consent of the holders of the Series A or Series B Preferred Stock is required for the authorization, including an increase in the authorized number of shares of any Junior Securities, or issuance of any Junior Securities of the Company, so long as the Company does not issue any Junior Securities that have class voting rights beyond those required by law.

      The holders of the Preferred Stock are not entitled to vote on matters coming before the stockholders of the Company unless the Company defaults ("Payment Default") and fails to cure such default. Upon the occurrence of a Payment Default and the Company's failure to cure such default, a formula for calculating the voting rights of the holders of the Preferred Stock is set forth in the Certificate of Designation of each of the Series A and Series B Preferred Stock, such that the holders of Preferred Stock are entitled to vote, under the formula, on any matters brought before the Company's stockholders until such time as the dividend is made current.

COMMON STOCK

      DIVIDENDS. The holders of Common Stock are entitled to share ratably in dividends thereon when, as and if declared by the Board from funds legally available therefor, after full cumulative dividends have been paid or declared and funds sufficient for the payment thereof set apart, on all series of Preferred Stock.

      VOTING RIGHTS. Each holder of Common Stock has one vote for each share held on matters presented for consideration by the holders. The holders of Common Stock do not have cumulative voting rights in the election of directors.

      PREEMPTIVE RIGHTS. The holders of Common Stock have no preemptive right to acquire any additional unissued shares or treasury shares of the Company.

      LIQUIDATION RIGHTS. In the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of Common Stock will be entitled to share ratably in any of its assets or funds that are available for distribution to its common stockholders after the satisfaction of its liabilities (or after adequate provision is made therefor) and after preferences on any outstanding Preferred Stock.

      ASSESSMENT AND REDEMPTION. Shares of Common Stock currently outstanding are fully paid and non-assessable. Such shares do not have any redemption or sinking fund provisions.

                               Part II
                               -------

ITEM 1.    MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
           --------------------------------------------------------
           EQUITY AND OTHER STOCKHOLDER MATTERS
           ------------------------------------

      There currently is no established public trading market for the Common Stock. In February 1995, 1996 and 1997, 6899.724, 5,501.891 and 24,821.118,
respectively, shares of Common Stock were issued by the Company to the 401(k) Plan. In addition, in March 1996, February 1997 and September 1997, the Company purchased 5172.42, 3296.991 and 889.990, respectively, shares from participants in such plan upon termination of their employment. Such shares were reallocated to the remaining employees in the 401(k) Plan. Management of the Company is not aware of any other transfers of Common Stock. The Company has not paid any dividends with respect to the Common Stock during the disclosed time periods. All share and price information has been adjusted to reflect all stock splits and stock dividends paid by the Company since January 1, 1995.

                                                       SALES PRICE
                                            ---------------------------------
                                             HIGH                       LOW
                                            -------                   -------
            1995
            ----
            First Quarter                   $5.1880                   $5.1880
            Second Quarter                       --                        --
            Third Quarter                        --                        --
            Fourth Quarter                       --                        --

            1996
            ----
            First Quarter                    1.5360                    1.5354
            Second Quarter                       --                        --
            Third Quarter                        --                        --
            Fourth Quarter                       --                        --

            1997
            ----
            First Quarter                    0.1028                    0.0935
            Second Quarter                       --                        --
            Third Quarter                    1.2312                    1.2312
            Fourth Quarter                       --                        --

      Because of the closely held nature of the Company, no representation is made that the foregoing prices are or are not reflective of a "market price." As of September 30, 1997, the Company reported 33 stockholders of record holding the Common Stock.

ITEM 2.    LEGAL PROCEEDINGS
           -----------------

      The Company is from time to time a party to various legal actions arising in the normal course of business. Management believes that there are no proceedings threatened or pending against the Company or its subsidiaries, which, if determined adversely, would have a material adverse effect on the business or financial position of the Company or its subsidiaries.

ITEM 3.    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
           ---------------------------------------------

      This item is not applicable as the Company has had no change in its principal independent accountant during the Company's two most recent fiscal years.

ITEM 4.    RECENT SALES OF UNREGISTERED SECURITIES
           ---------------------------------------

      For the three years ending December 31, 1996 and through the date of this Form 10-SB filing, the only sales of the Company's securities have been:
(i) 476 shares of Series B Preferred Stock for $47,600 (Timothy L. Ashburn's IRA purchased 311 shares for $31,100, Joan Inman purchased 100 shares for $10,000, Weaver H. Gaines' IRA purchased 50 shares for $5,000 and Anthony Ghoston purchased 15 shares for $1,500); (ii) 37,222.733 shares of Common Stock to the 401(k) Plan (6,899.724, 5501.891 and 24,821.118 shares in
February 1995, 1996 and 1997, respectively); (iii) in July 1997, the Company issued 572,768 shares of Common Stock upon the exercise of options granted pursuant to the terms of the M.E.R.P. at an exercise price of $0.1314 per share; and (iv) 325,000 shares of Common Stock issued in connection with the acquisition of Health Financial. There have been no sales of Series A Preferred Stock during such period. All shares of Common Stock issued by the Company were issued pursuant to the exemption provided by Rules 506 and 701 as promulgated by the Commission. All shares of Series B Preferred Stock were issued in transactions not involving a public offering pursuant to Section 4(2) of the Securities Act of 1933, as amended.

ITEM 5.    INDEMNIFICATION OF OFFICERS AND DIRECTORS
           -----------------------------------------

      Section 145 of the DGCL provides generally that a Delaware corporation may indemnify its directors and officers against expenses, judgments, fines and settlements actually and reasonably incurred by them in connection with any civil suit or action, except actions by or in the right of the corporation, or any administrative or investigative proceeding if, in connection with the matters in issue, they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interest of the corporation, and in connection with any criminal suit or proceeding, if in connection with the matters in issue, they had no reasonable cause to believe their conduct was unlawful. Section 145 further permits a Delaware corporation to grant its directors and officers additional rights of indemnification through bylaw provisions and otherwise and to purchase indemnity insurance on behalf of its directors and officers.

      Article 11 of the Certificate of Incorporation provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived any improper personal benefit.

      The Company maintains a liability insurance policy that indemnifies directors, officers, employees and agents of the Company.

                              Part F/S
                              --------

                 CONSOLIDATED FINANCIAL STATEMENTS

                               INDEX
                               -----
                                                                       Page
                                                                       ----
INDEPENDENT AUDITORS' REPORT                                            45

SUPPLEMENTAL CONSOLIDATED STATEMENTS OF FINANCIAL
      CONDITION OF THE COMPANY AS OF SEPTEMBER 30, 1997
      (UNAUDITED) AND DECEMBER 31, 1996 AND 1995                        46

SUPPLEMENTAL CONSOLIDATED STATEMENTS OF OPERATIONS
      OF THE COMPANY FOR THE NINE MONTHS ENDED
      SEPTEMBER 30, 1997 AND 1996 (UNAUDITED) AND
      THE YEARS ENDED DECEMBER 31, 1996 AND 1995                        48

SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CHANGES IN
      STOCKHOLDERS' EQUITY OF THE COMPANY FOR THE NINE
      MONTHS ENDED SEPTEMBER 30, 1997 (UNAUDITED) AND FOR
      THE YEARS ENDED DECEMBER 31, 1996 AND 1995                        59

SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS OF
      THE COMPANY FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
      AND 1996 (UNAUDITED) AND THE YEARS ENDED
      DECEMBER 31, 1996 AND 1995                                        50

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS                 51


INDEPENDENT AUDITORS' REPORT                                            61

BALANCE SHEET OF FIRST LEXINGTON AS OF DECEMBER 31, 1996                62

STATEMENT OF OPERATIONS AND RETAINED EARNINGS OF FIRST
      LEXINGTON FOR THE YEAR ENDED DECEMBER 31, 1996                    64

STATEMENTS OF CASH FLOW OF FIRST LEXINGTON
      FOR THE YEAR ENDED DECEMBER 31, 1996                              65

NOTES TO FINANCIAL STATEMENTS                                           66


INDEPENDENT AUDITOR'S REPORT                                            70

BALANCE SHEETS OF FIRST LEXINGTON
      AS OF DECEMBER 31, 1995 AND 1994                                  71


                                    - 43 -

STATEMENTS OF INCOME AND RETAINED EARNINGS OF FIRST
      LEXINGTON FOR THE YEAR ENDED DECEMBER 31, 1995
      AND THE TEN-MONTH PERIOD ENDED DECEMBER 31, 1994                  73

STATEMENTS OF CASH FLOWS OF FIRST LEXINGTON FOR THE
      YEAR ENDED DECEMBER 31, 1995 AND THE TEN MONTH
      PERIOD ENDED DECEMBER 31, 1994                                    74

NOTES TO FINANCIAL STATEMENTS                                           75


INDEPENDENT AUDITORS' REPORT                                            78

STATEMENTS OF FINANCIAL CONDITION OF VAI AS OF AUGUST 31,
      1997 (UNAUDITED) AND NOVEMBER 30, 1996 AND 1995                   79

STATEMENTS OF OPERATIONS OF VAI FOR THE NINE MONTHS ENDED
      AUGUST 31, 1997 AND 1996 (UNAUDITED) AND THE YEARS ENDED
      NOVEMBER 30, 1996 AND 1995                                        81

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY OF VAI FOR
      THE NINE MONTHS ENDED AUGUST 31, 1997 (UNAUDITED) AND
      FOR THE YEARS ENDED NOVEMBER 30, 1996 AND 1995                    82

STATEMENTS OF CASH FLOWS OF VAI FOR THE NINE MONTHS ENDED
      AUGUST 31, 1997 AND 1996 (UNAUDITED) AND THE YEARS ENDED
      NOVEMBER 30, 1996 AND 1995                                        83

NOTES TO FINANCIAL STATEMENTS                                           84


BALANCE SHEET OF FIRST LEXINGTON AS OF
      SEPTEMBER 30, 1997 (UNAUDITED)                                    89

STATEMENTS OF OPERATIONS OF FIRST LEXINGTON
      FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
      AND 1996 (UNAUDITED)                                              91

STATEMENTS OF CASH FLOWS OF FIRST LEXINGTON
      FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
      AND 1996 (UNAUDITED)                                              92

NOTE TO FINANCIAL STATEMENTS (UNAUDITED)                                93

                       INDEPENDENT AUDITORS' REPORT
                       ----------------------------

      We have audited the accompanying supplemental consolidated statements of financial condition of Unified Holdings, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related supplemental consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended. These supplemental consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these supplemental consolidated financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the supplemental consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such supplemental consolidated financial statements present fairly, in all material respects, the financial position of Unified Holdings, Inc. and subsidiaries at December 31, 1996 and 1995, and the results of their operations, and their cash flows for the years then ended in conformity with generally accepted accounting principles.


                          /s/ Larry E. Nunn & Associates, L.L.C.


Columbus, Indiana
October 30, 1997

                                                 UNIFIED HOLDINGS, INC.
                                               SUPPLEMENTAL CONSOLIDATED
                                           STATEMENTS OF FINANCIAL CONDITION

                                          SEPTEMBER 30, 1997 (UNAUDITED) AND
                                              DECEMBER 31, 1996 AND 1995

                                                         ASSETS
                                                         ------
                                                                                                       DECEMBER 31,
                                                                         SEPTEMBER 30,        ------------------------------
                                                                             1997                1996                1995
                                                                         -------------        ----------          ----------
                                                                         (Unaudited)
CURRENT ASSETS
   Cash and cash equivalents                                              $  603,689          $  426,215          $  423,986
   Investment in affiliated mutual funds                                     643,232             203,040                  --
   Investment in non-affiliated mutual funds                                 188,234             177,915             156,621
   Note receivable - affiliated company                                       50,000              50,000              65,888
   Note receivable - non-affiliated company                                    5,361              30,113                  --
   Accounts receivable (net of allowance
      for doubtful accounts of $2,041)                                     1,225,255             920,212             691,645
   Prepaid and sundry assets                                                 124,605             127,430             127,718
                                                                          ----------          ----------          ----------
        Total current assets                                               2,840,376           1,934,925           1,465,858
                                                                          ----------          ----------          ----------

NON-CURRENT ASSETS
   Equity in and advances to affiliate                                       377,756             445,293             196,401
   Notes receivable, net at current maturity                                   8,090              11,262                  --

FIXED ASSETS, AT COST
   Property, equipment and furniture (net of accumulated
      depreciation of $891,076, $785,453 and
      $700,104, respectively)                                                258,223             411,390             573,874
   Capitalized leased equipment (net of accumulated
      depreciation of $99,384, $68,058 and $37,299,
      respectively)                                                          148,538              99,876             100,127
                                                                          ----------          ----------          ----------

      Total fixed assets                                                     406,761             511,266             674,001
                                                                          ----------          ----------          ----------

      Total non-current assets                                               792,607             967,821             870,402
                                                                          ----------          ----------          ----------


        TOTAL ASSETS                                                      $3,632,983          $2,902,746          $2,336,260
                                                                          ==========          ==========          ==========

See accompanying notes and independent auditors' report.


                                           LIABILITIES AND STOCKHOLDERS' EQUITY
                                           ------------------------------------
                                                                                                    DECEMBER 31,
                                                                         SEPTEMBER 30,      ----------------------------
                                                                             1997              1996              1995
                                                                         -------------      ----------        ----------
                                                                          (Unaudited)
CURRENT LIABILITIES
   Current portion of capitaled leases                                    $   86,320        $   38,651        $   44,637
   Accounts payable and accrued liabilities                                  359,626           482,860           573,385
   Accrued compensation and benefits                                         238,690           139,730           144,265
   Payable to broker/dealers                                                 247,998           124,489           140,905
   Other liabilities                                                         724,435           183,683           113,094
                                                                          ----------        ----------        ----------

      Total current liabilities                                            1,657,069           969,413         1,016,286
                                                                          ----------        ----------        ----------

LONG-TERM LIABILITIES
   Long-term capitaled leases,
      net of current portion                                                  41,581            32,695            41,264
                                                                          ----------        ----------        ----------

      Total long-term liabilities                                             41,581            32,695            41,264
                                                                          ----------        ----------        ----------

        TOTAL LIABILITIES                                                  1,698,650         1,002,108         1,057,550
                                                                          ----------        ----------        ----------

STOCKHOLDERS' EQUITY
   Preferred Stock Series A                                                    8,486             8,486             8,486
   Preferred Stock Series B                                                    8,583             8,583             8,583
   Common Stock, $.01 par value per share                                     10,728             1,599             1,577
   Subscribed shares to be issued in connection
      with acquisition of Health Financial                                     3,250             3,250             3,250
   Additional paid-in capital                                              1,148,588         1,076,598         1,068,172
   Retained earnings                                                         635,101           761,329           149,508
   Net unrealized appreciation on securities
      available-for-sale                                                     119,597            40,793            39,134
                                                                          ----------        ----------        ----------

      Total stockholders' equity                                           1,934,333         1,900,638         1,278,710
                                                                          ----------        ----------        ----------

         TOTAL LIABILITIES
         AND STOCKHOLDERS' EQUITY                                         $3,632,983        $2,902,746        $2,336,260
                                                                          ==========        ==========        ==========

                                                   UNIFIED HOLDINGS, INC.
                                                 SUPPLEMENTAL CONSOLIDATED
                                                  STATEMENTS OF OPERATIONS

                                  NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)
                                         AND YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                                SEPTEMBER 30,                       DECEMBER 31,
                                                        ----------------------------        ----------------------------
                                                           1997              1996              1996              1995
                                                        ----------        ----------        ----------        ----------
                                                                (Unaudited)
REVENUE:
   Revenue from broker/dealer operations                $1,136,368        $1,463,228        $1,846,201        $2,363,345
   Investment adviser fees                               1,510,491         1,207,793         1,679,728         1,317,965
   Revenue from fund service operations                  1,015,451         1,509,636         1,968,384         1,395,782
   Trail commissions                                       720,107           759,034           995,318           540,950
   Custody and retirement fees                             255,217           206,273           246,139           163,044
   Software and program fees                               126,687           143,178           190,445           213,755
   Net investment and other income                         107,097            23,095           109,507            38,092

      Total revenue                                      4,871,418         5,312,237         7,035,722         6,032,933

COST OF SALES:
   Brokerage revenue charges                               724,449           916,776         1,141,291         1,244,893
   Trail commission charges                                502,909           491,977           653,595           130,281
   Investment adviser fees                                  46,741            42,562            61,558            54,827
   Administration fees                                       4,455             3,060             4,250             3,050
                                                        ----------        ----------        ----------        ----------

      Total cost of sales                                1,278,554         1,454,375         1,860,694         1,433,051
                                                        ----------        ----------        ----------        ----------

         Gross profit                                    3,592,864         3,857,862         5,175,028         4,599,882
                                                        ----------        ----------        ----------        ----------

EXPENSES:
   Employee compensation and benefits                    2,182,180         2,122,910         2,742,595         2,392,953
   Brokerage operating charges                             221,534           264,885           332,508           577,373
   Fund services operating charges                         189,403           185,803           233,500           170,395
   Mail and courier service                                 35,940            43,034            63,511            76,522
   Telephone                                                77,528            45,478            70,279           154,887
   Equipment rental and maintenance                         61,610            62,734           105,122           151,787
   Occupancy                                               153,506           149,156           198,651           215,402
   Depreciation                                            123,581           137,664           185,062           148,789
   Other                                                   353,104           271,962           393,921           470,557
                                                        ----------        ----------        ----------        ----------

      Total expenses                                     3,398,386         3,283,626         4,325,149         4,358,665
                                                        ----------        ----------        ----------        ----------

INCOME FROM OPERATIONS
BEFORE GAIN ON SECURITIES                               $  194,478        $  574,236        $  849,879        $  241,217

REALIZED GAIN (LOSS) ON SECURITIES                          24,996            39,929            49,684            35,356

RESULTS OF AFFILIATE                                       (67,537)          (69,399)         (151,108)           (1,599)
                                                        ----------        ----------        ----------        ----------

INCOME BEFORE INCOME TAXES                                 151,937           544,766           748,455           274,974

PROVISION FOR INCOME TAXES                                  16,000                --                --                --
                                                        ----------        ----------        ----------        ----------

NET INCOME                                                 135,937           544,766           748,455           274,974
                                                        ----------        ----------        ----------        ----------

DIVIDENDS ON PREFERRED STOCK                               101,854           102,309           136,634           136,757
                                                        ----------        ----------        ----------        ----------

RESULTS AFTER PREFERRED STOCK DIVIDEND                  $   34,083        $  442,457        $  611,821        $  138,217
                                                        ==========        ==========        ==========        ==========

See accompanying notes and independent auditors' report.


                                                  UNIFIED HOLDINGS, INC.
                                     SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CHANGES
                                                 IN STOCKHOLDERS' EQUITY

                                     NINE MONTHS ENDED SEPTEMBER 30, 1997 (UNAUDITED)
                                       AND YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                       SUBSCRIBED
                                                      SHARES TO BE
                                                       ISSUED IN                            UNREALIZED
                                  PREFERRED PREFERRED  CONNECTION   ADDITIONAL   RETAINED   GAIN (LOSS)    COMMON
                          COMMON   CLASS A   CLASS B  WITH HEALTH    PAID-IN     EARNINGS       ON        TREASURY
                           STOCK    STOCK     STOCK     FINANCIAL    CAPITAL    (DEFICIT)   INVESTMENTS    STOCK         TOTAL
                          ------  --------- --------- ------------ -----------  ----------  ----------- -----------   -----------
BALANCE
December 31, 1994         $ 1,577  $8,486    $8,107      $3,250    $ 3,187,148   $  11,291   $ 39,134   $(2,166,100)  $1,092,893

1995 net income                                                                    274,974                               274,974
Non-qualified option plan
   1,500 shares                                                     (2,166,100)                           2,166,100           --
Sales of preferred stock                        476                     47,124                                            47,600
Dividends on Preferred
   Stock                                                                          (136,757)                             (136,757)
                          -------  ------    ------      ------    -----------   ---------   --------   -----------   ----------

BALANCE
December 31, 1995         $ 1,577  $8,486    $8,583      $3,250    $ 1,068,172   $ 149,508   $ 39,134   $        --   $1,278,710

1996 net income                                                                    748,455                               748,455
Unrealized gain (loss) on
   investments                                                                                  1,659                      1,659
Common stock issued            22                                        8,426                                             8,448
Dividends on Preferred
   Stock                                                                          (136,634)                             (136,634)
                          -------  ------    ------      ------    -----------   ---------   --------   -----------   ----------

BALANCE
December 31, 1996         $ 1,599  $8,486    $8,583      $3,250    $ 1,076,598   $ 761,329   $ 40,793   $        --   $1,900,638

1997 net income                                                                    135,937                               135,937
Unrealized gain (loss)
   on investments                                                                   78,804                                78,804
Common Stock issued            97                                        2,456                                             2,553
Issuance of Common Stock    5,728                                       69,534                                            75,262
Dividend to Health
   Financial stockholder                                                          (157,007)                             (157,007)
Dividends on Preferred
   Stock                                                                          (101,854)                             (101,854)
Adjustment to stated
   capital                  3,304                                                   (3,304)                                   --
                          -------  ------    ------      ------    -----------   ---------   --------   -----------   ----------

BALANCE
September 30, 1997        $10,728  $8,486    $8,583      $3,250    $ 1,148,588   $ 635,101   $119,597   $        --   $1,934,333
                          =======  ======    ======      ======    ===========   =========   ========   ===========   ==========

See accompanying notes and independent auditors' report.


                                                   UNIFIED HOLDINGS, INC.
                                                 SUPPLEMENTAL CONSOLIDATED
                                                  STATEMENTS OF CASH FLOWS

                             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)
                                         AND YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                                 SEPTEMBER 30,                         DECEMBER 31,
                                                         ----------------------------          ---------------------------
                                                           1997               1996                1996             1995
                                                         ---------          ---------          ---------         ---------
                                                                 (Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                            $ 135,937          $ 544,766          $ 748,455         $ 274,974
   Adjustments to reconcile net income to net cash
      provided (used) in operating activities:
         Provision for depreciation and amortization       123,581            137,664            185,062           148,789
         Results of affiliated company                      67,537             69,399            151,108             1,599
         Book value of fixed assets disposed               128,851             41,859             41,859                --
   (Increase) decrease in operating assets:
      Receivables                                         (305,043)          (488,912)          (228,567)          (22,215)
      Prepaid and sundry assets                              2,825             12,386                288            25,034
   Increase (decrease) in liabilities:
      Accounts payable and accrued expenses                  1,255            (29,820)           (90,525)         (110,995)
      Accrued compensation and benefits                     98,960             14,090             (4,535)           36,082
      Payable to broker/dealers                            123,509             (4,971)           (16,416)          (15,694)
      Other liabilities                                    416,263             71,804             70,589            98,009
                                                         ---------          ---------          ---------         ---------

   Net cash provided by operating activities               793,675            368,265            857,318           435,583
                                                         ---------          ---------          ---------         ---------

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of equipment                                  (147,927)           (29,124)           (29,124)          (14,859)
   Unrealized gain/(loss) on securities                     78,804             (4,592)             1,659                --
   Notes receivable                                         27,924            (41,375)           (25,487)          (65,888)
   Equity in affiliate                                          --                 --           (400,000)         (198,000)
   Proceeds from sale of fixed assets                           --                 --                 --               200
   Investment in non-affiliated mutual funds               (10,319)            28,706                 --                --
   Investment in affiliated mutual funds                  (440,192)          (219,988)          (224,334)          (47,804)
                                                         ---------          ---------          ---------         ---------

      Net cash used by investing activities               (491,710)          (266,373)           (77,286)         (326,351)
                                                         ---------          ---------          ---------         ---------

CASH FLOWS FROM FINANCING ACTIVITIES
   Dividend to preferred stockholders                     (101,854)          (102,309)          (136,634)         (136,757)
   Dividend to Health Financial stockholder               (157,007)                --                 --                --
   Issuance of Common Stock - profit-sharing plan            2,553              8,448              8,448                --
   Issuance of Common Stock - MERP                          75,262                 --                 --                --
   Proceeds from Series B Preferred Stock issuances             --                 --                 --            47,600
   Reclassification of note receivable from
      affiliated company                                        --            (65,888)                --                --
   Payment receivable on note from
      affiliated company                                        --             15,888                 --                --
   Repayment on borrowing                                       --                 --                 --           (78,010)
   Borrowings for equipment                                 93,320             35,063             35,063            80,213
   Repayment of capitalized lease obligations              (36,765)           (73,744)           (84,680)         (119,120)
                                                         ---------          ---------          ---------         ---------
      Net cash used by financing activities               (124,491)          (182,542)          (177,803)         (206,074)
                                                         ---------          ---------          ---------         ---------

NET INCREASE IN CASH AND
   CASH EQUIVALENTS                                        177,474            (80,650)             2,229           (96,842)
                                                         ---------          ---------          ---------         ---------

CASH AND CASH EQUIVALENTS
   Beginning of year                                       426,215            423,986            423,986           520,828
                                                         ---------          ---------          ---------         ---------

   End of year                                           $ 603,689          $ 343,336            426,215           423,986
                                                         =========          =========          =========         =========

   SUPPLEMENTARY INFORMATION
      Interest paid during year                          $   6,232          $   3,364          $   4,993         $  10,703
                                                         =========          =========          =========         =========

                         UNIFIED HOLDINGS, INC.
        NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

                      DECEMBER 31, 1996 AND 1995



Note 1 - NATURE OF OPERATIONS

       The consolidated financial statements include the accounts of Unified Holdings, Inc. (the "Company"), a Delaware corporation, and its wholly owned subsidiaries, Unified Management Corp. ("Management"), Unified Advisers, Inc. ("Advisers") and Health Financial, Inc. ("Health").

       Management, an Indiana corporation, is a registered broker dealer under the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc.

       Advisers is incorporated in Indiana and is a registered investment adviser under the Investment Advisers Act of 1940, as amended, and provides investment advisory, transfer agent, dividend disbursing, transfer agency system software licensing and fund accounting services to investment companies.

       Health is incorporated in the State of Kentucky and is an investment advisory business providing services to trusts, retirement plans, businesses and individuals located primarily in Kentucky.


Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Basis of Presentation and Merger of Health Financial, Inc.
       ----------------------------------------------------------

       The consolidated financial statements include the accounts of the Company, Management, Advisers and Health. All intercompany transactions and balances between the Company and its subsidiaries have been eliminated.

       Effective June 1, 1997, the Company acquired Health in a transaction accounted for as a pooling-of-interests. In connection with the acquisition, the Company will issue 325,000 shares of common stock, $.01 par value, of the Company (the "Common Stock"). The shares are anticipated to be issued in November 1997.

       The Supplemental Consolidated Financial Statements give retroactive effect to the transaction and, as a result, the Supplemental Consolidated Statements of Financial Condition, Statements of Operations and Statements of Cash Flows are presented as if the combining companies had been consolidated for all periods presented. (As required by generally accepted accounting principles, the Supplemental Consolidated Financial Statements become the historical consolidated financial statements upon issuance of the financial statements for the period that includes the date of the transaction.) The Supplemental Consolidated Statements of Changes in Stockholders' Equity reflects the accounts of the Company as if the Common Stock issued in the Health acquisition had been outstanding during all periods presented. The Supplemental Consolidated Financial Statements, including the notes thereto, should be read in conjunction with the historical consolidated financial statements of the Company.

                           UNIFIED HOLDINGS, INC.
           NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996 AND 1995


Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

       Fees and Commissions
       --------------------

       The mutual fund and trust administration services operations provides administrative and investment services to investment companies and separate accounts. The Company records revenue on the accrual basis of accounting.

       For the brokerage line of business, commissions and clearing revenue are recorded on the settlement date of the related security transaction. This does not materially differ from recording commissions based upon the trade date.

       The investment advisory business revenue as well as the investment advisory fees earned by third party advisers are recorded on the accrual basis. The fees earned by the operation and paid to the sub-advisers are based on established fee schedules and contracts. Generally, the Company has the right to collect fees from the invested assets. Thus, collection of the fees is reasonably certain.

       Property and Equipment
       ----------------------

       Property and equipment is stated at cost. Depreciation, including the depreciation of capital leased equipment, is computed on the straight-line method and accelerated method over the estimated useful lives of the assets for financial statement purposes.

       Income Taxes
       ------------

       The Company files consolidated federal and state income tax returns with its subsidiaries. Health prior to its acquisition by the Company, elected to be taxed as a S-corporation. Therefore, federal and state taxable income and losses were passed through to Health's stockholder. Subsequent to its acquisition by the Company, Health will be included in the consolidated tax returns of the Company.

       The Company has adopted Statement of Financial Accounting Standards No. 109, Accounting For Income Taxes. The Statement requires use of the liability method of accounting for deferred income taxes.

       Use of Estimates
       ----------------


       The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                           UNIFIED HOLDINGS, INC.
           NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996 AND 1995



Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

       Statements of Cash Flows
       ------------------------

       For purposes of the statements of cash flows, the Company considers all liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents included money market investments of $321,124 which are not insured by the Federal Deposit Insurance Corporation (the "FDIC").

       Options
       -------

       The Company applies APB Opinion 25 and related interpretations in accounting for its Management and Employee Retention Plan. Shares were issued at fair market value at the date granted to the employee. There is no significant effect on the Company's net income under this plan consistent with the method of Financial Accounting Standards Board ("FASB") Statement No. 123.

       Organizational Costs
       --------------------

       Costs relating to the organization of Health have been capitalized and are not being amortized for financial statement purposes.

       Marketable Securities and Investments
       -------------------------------------

       Investments are recorded at cost and amortized over the period to maturity for the premium or discount from par value under generally accepted accounting principles. Other marketable investments are recorded and adjusted to the fair market value as of the date of the financial statements.

Note 3 - COMMITMENTS and CONTINGENCIES

       The Company has operating leases expiring in 2001 for office facilities and equipment. The leases include provisions for adjustment of operating costs and real estate taxes. Such obligations are allocated between Advisers and Management based on estimated usage.

       The aggregate minimum rental commitments required under operating leases for office space and equipment at December 31, 1996 were as follows:


                                            Lease
       Year Ended December 31               Commitments
       ----------------------               -----------
            1997                              $204,831
            1998                               198,987
            1999                               187,026
            2000                               167,280
            Thereafter                         111,520
                                              --------
               Total                          $869,644
                                              ========


                           UNIFIED HOLDINGS, INC.
           NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996 AND 1995



Note 3 - COMMITMENTS and CONTINGENCIES (continued)

       Total rental expense was $195,869 and $212,418 for the years ended December 31, 1996 and 1995, respectively.

       The Company and its subsidiaries maintain bank accounts that periodically exceed the FDIC guarantee limit. As of December 31, 1996 and 1995, the entities did not have any bank accounts that were in excess of the FDIC limit.

Note 4 - TRANSACTIONS WITH RELATED PARTIES

       The Company provided administrative services to Vintage Advisers, Inc. ("Vintage") during the year. The Company owns one-third of the outstanding capital stock of Vintage. The revenue for these services was $500,313 for 1996 and $199,275 for 1995. The receivable from this affiliated company was $100,592 at December 31, 1996 and $4,160 at December 31, 1995.

       In 1995, the Company loaned Vintage $65,888 to reimburse the Vintage Funds for an outstanding obligation. The promissory note is due on demand with interest payable at prime plus two percent per annum. The note receivable at December 31, 1996 was $50,000.

       Health leased part of its office to First Lexington Trust Company ("First Lexington"), a related party, and other entities under a renewable one-year agreement, which amounted to $15,500 per year for 1996 and 1995.

       Health was reimbursed by First Lexington for the use of supplies, equipment and employees costs and benefits expended in connection with Health's operations, which amounted to $66,000 for the year ended December 31, 1996. In 1995, Health received advisory fee revenue amounting to $47,734 from First Lexington. In 1996, the fees were paid by the investment or trust sponsors.

Note 5 - EMPLOYEE BENEFIT PLANS

       The Company sponsors a profit-sharing and Section 401(k) defined contribution retirement plan that covers substantially all employees. Contributions to the plan are determined by the Board of Directors. The plan covers employees of the Company, Management and Advisers. During 1996, an expense of $45,000 was provided in anticipation of contributions to be paid in 1997. During 1995, $16,392 was contributed to the plan.

       In 1996, the Company amended the 401(k) plan to include matching for funds contributed into the Vintage Funds or used to purchase Class B Preferred Stock of the Company in the 401(k) plan. The Company will match the employee's contribution up to fifty percent of the first six percent of the employee's before-tax contribution.

                           UNIFIED HOLDINGS, INC.
           NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996 AND 1995


Note 6 - FEDERAL INCOME TAXES

       Consolidated net operating loss carryforwards at December 31, 1996 amounted to approximately $14,000,000 expiring through 2008. However, due to a limitation imposed by the Internal Revenue Code of 1986, as amended, only approximately $90,000 of such loss carryforwards incurred prior to December 31, 1989 are available for use in any one year. The remainder of the loss carryforwards incurred subsequent to 1989, approximately $8,300,000, are fully available to offset taxable income.

       Consolidated state net operating loss carryforwards at December 31, 1996 amounted to approximately $10,000,000 and expire through 2008.

       The Company utilized approximately $515,000 and $74,000 of net operating loss carryforwards during 1996 and 1995, respectively, to reduce current income tax expense of $174,423 and $13,582, respectively, to zero.

Note 7 - CAPITALIZED LEASE OBLIGATIONS


       Capitalized lease obligations are payable over a 36-month period. The following is a summary of future minimum lease payments under capitalized lease obligations as of December 31, 1996:


            Year Ending December 31,                Amount
            ------------------------                ------
                      1997                          $43,292
                      1998                           25,605
                      1999                           10,077
                                                    -------
                      Total                          78,974

          Less amount representing interest           7,628
                                                    -------

                Net present value                   $71,346
                                                    =======

Note 8 - NON-CASH INVESTMENT AND FINANCIAL ACTIVITY

       The Company acquired equipment through capital lease obligations in the amount of $35,063 during 1996 and $80,218 during 1995.

Note 9 - CASH SEGREGATED UNDER FEDERAL REGULATION

       Pursuant to Rule 15c3-3 as promulgated by the Securities and Exchange Commission, the Company calculates its reserve requirement and segregates cash and/or securities for the exclusive benefit of the customers on a periodic basis. The reserve requirement calculated by the Company was $-0- at December 31, 1996 and 1995. Balances segregated in excess of reserve requirements are not restricted.

                           UNIFIED HOLDINGS, INC.
           NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996 AND 1995


Note 10 - NET CAPITAL REQUIREMENTS

       The Company is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, of 6-2/3% of aggregate indebtedness or $50,000, whichever is greater, and a ratio of aggregate indebtedness to net capital of not more than 15 to 1. At December 31, 1996 and 1995, the Company had net capital of $137,894 and $203,377, respectively, which was in excess of its required net capital of $50,000, and a net capital ratio of 2.28 to 1 at December 31, 1996 and 1.33 to 1 at December 31, 1995.


Note 11 - MAJOR CLIENT AND VENDOR

       The Company's gross profit generated from a major client during 1996 and 1995 was approximately 10% and 17%, respectively, of gross profit and accounts receivable from the client were approximately $62,000 and $50,000 at December 31, 1996 and 1995, respectively.

       The Company's total expenses from a major vendor during 1996 and 1995 were approximately 8% and 13%, respectively, of total expenses. Accounts payable to this vendor at December 31, 1996 and 1995 were $-0-.

Note 12 - EQUITY IN AND INVESTMENT IN AFFILIATE

       The Company invested $400,000 in November 1996 for 4,756 shares and $198,000 in December 1995 for 5,244 shares of common stock of Vintage, a registered investment adviser under the Investment Advisers Act of 1940.

       The Company's share of equity investment in Vintage was $32,575 and $50,804 at December 31, 1996 and 1995, respectively. The Company used the equity method of accounting for its investment in Vintage for years ended December 31, 1996 and 1995.

       The results of operations for the years ended November 30, 1996 and November 30, 1995 are as follows:


                                              Audited           Audited
                                                1996              1995
                                             ---------          --------
      Total assets                           $ 622,493          $344,630
      Total equity                              97,823           152,565
      Operating revenue                        248,254            28,018
      Net (loss)                              (398,988)          (47,435)
      Unified Holdings -
         share of net (loss)                 $(151,108)         $ (1,599)

                           UNIFIED HOLDINGS, INC.
           NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996 AND 1995


Note 13 - FAIR VALUE OF FINANCIAL INSTRUMENTS


       The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1996 and 1995. FASB Statement No. 107, Disclosures About Fair Value of Financial Instruments, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.


                                                            1996                   1995
                                                            ----                   ----
                                                    Carrying      Fair     Carrying       Fair
                                                     Amount      Value      Amount        Value
                                                    --------     -----     --------       -----
                                                                   ($ in thousands)
            Financial assets
             Cash and cash
              equivalents                             $ 426      $ 426      $   424      $   424
             Investment in
              affiliated
              mutual fund                               381        381           --           --
             Notes receivable
              from affiliated
              Company                                    91         91           66           66
             Receivables
              (trade)                                   920        920          691          691
             Investment in
              affiliates                                445        445          196          196
             Prepaid and
              sundry assets                             127        127          128          128

            Financial liabilities
             Current
              liabilities                              (969)      (969)      (1,016)      (1,016)
             Long--term
              capitalized
              lease obligations                         (33)       (33)         (41)         (41)



       The carrying amounts shown in the above table are included in the statement of financial position under the indicated captions.

       The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

                           UNIFIED HOLDINGS, INC.
           NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996 AND 1995


Note 13 - FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

       Cash and cash equivalents, receivables and current liabilities:
       --------------------------------------------------------------

       The carrying amounts approximate fair value because of the short maturity of these instruments. Investment in money market mutual funds are treated as cash equivalents with maturity under 90 days.


       Long-term capitalized lease obligations:
       ---------------------------------------

       The fair value of the Company's long-term capitalized lease obligations is estimated based on the quoted market prices for similar issues.


Note 14 - COMMON AND PREFERRED STOCK

       Common Stock:

       The authorized Common Stock of the Company consisted of 300,000 shares of Common Stock, no par value, of which 50,000 shares were outstanding at December 31, 1996 and 1995. At a meeting of the stockholders of the Company on February 6, 1997, the Company's stockholders approved an amendment to its Certificate of Incorporation, as amended, that increased the par value of the Common Stock from no par value per share to $0.01 per share and increased the authorized number of shares to 25,000,000.

       On July 15, 1997, the Company declared and paid a stock dividend with respect to the Common Stock such that each issued share of Common Stock on such date was divided into a greater number of shares of Common Stock that was equal to a fraction, the numerator of which was 50,000 and the denominator of which was the number of issued and outstanding shares of Common Stock immediately prior to such division of shares. Upon payment of such stock dividend, the Company had 50,000 shares of its Common Stock outstanding.

       By unanimous written consent dated August 1, 1997, the stockholders of the Company approved an Amended and Restated Certificate of Incorporation of the Company that decreased the number of authorized shares of Common Stock to 10,000,000.

       In connection with the acquisition of Health on June 1, 1997, the Company will issue 325,000 shares of its Common Stock as reflected in
       Note 1 of the notes to the financial statements.

       Preferred Stock:

       The total preferred shares authorized for the Company is 1,000,000 with a par value of $.01 per share of which 22,100 shares have been designated as follows:

                           UNIFIED HOLDINGS, INC.
           NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996 AND 1995


Note 14 - COMMON AND PREFERRED STOCK (continued)


                                                       Shares
                                        Shares       Issued and    Stated      Par
                                      Designated     Outstanding    Value     Value
                                      ----------     -----------   ------     -----
       Preferred Stock Series A         10,000          8,486        $100      $.01
       Preferred Stock Series B         10,000          8,583         100       .01
       Preferred Stock Series C          2,100             --         100       .01


       Required dividend payments on the Series A and Series B Preferred Stock are cumulative at 8% per annum of the stated value. The Company may not create any additional class or series of stock ranking or having a parity as to payment of dividends or as to liquidation preference over or with the Series A or Series B Preferred Stock.

       In the event of non-payment of the cumulative preferred dividends, the preferred stockholders shall be entitled to vote on all matters presented to the stockholders of the Company, as provided for in the Amended and Restated Certificate of Incorporation of the Company.

       During 1995, the Board authorized the issuance of 476 shares of Series B Preferred Stock to certain members of the Board of Directors and employees upon payment of cash of $100 per share.

       On August 1, 1997, the Board designated 2,100 shares of the Preferred Stock of the Company as Series C 6.75% Cumulative Convertible Preferred Stock.

Note 15 - SUBSEQUENT EVENT

       On February 6, 1997, the Board authorized the payment of a preferred stock dividend of 8% for Class A and Class B preferred shares for the three-month period ended January 31, 1997, payable March 1, 1997.

       On April 25, 1997, the Company entered into an agreement to acquire First Lexington located in Lexington, Kentucky. First Lexington is a non-bank affiliated trust company that is regulated by the Kentucky Department of Financial Institutions, which has approved the proposed merger. This acquisition will be accounted for under the pooling-of-interests method of accounting. In connection with the acquisition, the Company will issue 80,008 shares of Common Stock, based upon an exchange ratio of 9.644 shares of Common Stock for each outstanding share of First Lexington common stock. As of March 31, 1997, First Lexington reported total assets of $1,022,345 and shareholders' equity of $992,548.

       On May 8, 1997, the Company entered into an agreement to acquire Vintage. Vintage was incorporated in Delaware on December 12, 1994 and is registered to do business in Indiana for the purpose of being the adviser to the Vintage Funds. Vintage is a registered adviser under the Investment Advisers Act of 1940, as amended. This acquisition will be accounted for under the

                           UNIFIED HOLDINGS, INC.
           NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996 AND 1995


       pooling-of-interests method of accounting. In connection with the acquisition, the Company will issue 120,000 shares of Common Stock, based upon an exchange ratio of 1.2 shares of Common Stock for each outstanding share of Vintage common stock. As of March 31, 1997, Vintage reported total assets of $607,800 and shareholders' equity of $50,700.

       Effective as of December 1, 1997, the Company and Vintage terminated the definitive agreement dated May 8, 1997. By separate agreement dated December 1, 1997, the stockholders of Vintage (other than the Company) have agreed to surrender to Vintage their shares of capital stock of Vintage. Upon consummation of such stock surrender, the Company will own all of the outstanding capital stock of Vintage.

To the Stockholders and Board of Directors
First Lexington Trust Company
3320 Tates Creek Road, Suite 101
Lexington, Kentucky

                     INDEPENDENT AUDITORS' REPORT
                     ----------------------------

We have audited the balance sheet of First Lexington Trust Company as of December 31, 1996 and the related statements of operations, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of First Lexington Trust Company as of December 31, 1995 were audited by other auditors whose report dated February 27, 1996 expressed an unqualified opinion on these statements.

We conducted our audit in accordance with generally accepted accounting standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of First Lexington Trust Company as of December 31, 1996 and the results of its operations and its cash flow for the year then ended in conformity with generally accepted accounting principles.

                            /s/ Larry E. Nunn & Associates, L.L.C.


Columbus, Indiana
February 19, 1997

                            FIRST LEXINGTON TRUST COMPANY
                                   BALANCE SHEET
                                 December 31, 1996
                                 -----------------

                                      ASSETS
                                      ------

CURRENT ASSETS
   Cash:
      Bank                                                 $10,573
      Mutual fund money market                              10,000
      Mutual fund trust account                             15,034
      Brokerage money market                                76,208          $  111,815
                                                           -------

   Accounts receivable:
      Fee income                                            48,430
      Mutual fund trust account                              5,965              54,395
                                                           -------

   Accrued interest income receivable                                            4,801
   Prepaid expenses                                                              3,424
                                                                            ----------
                                                                               174,435
                                                                            ----------

INVESTMENT IN DEBT SECURITIES                                                  802,970
                                                                            ----------

PROPERTY AND EQUIPMENT:
   Office equipment                                                              3,334
   Software                                                                     45,392
                                                                            ----------
                                                                                48,726
   Less accumulated depreciation                                                10,768
                                                                            ----------
                                                                                37,958
                                                                            ----------
OTHER ASSETS
   Organization costs                                                            9,000
                                                                            ----------


      TOTAL ASSETS                                                          $1,024,363
                                                                            ==========




See accompanying notes and independent auditors' report.


                                                                 STATEMENT 1





                      LIABILITIES & STOCKHOLDERS' EQUITY
                      ----------------------------------


CURRENT LIABILITIES
   Accounts payable, trade                                       $    8,604
   Accrued advisory fees                                              4,253
   Accrued income taxes                                               9,200
   Deferred income                                                    3,248
   Deferred income taxes                                             15,653
                                                                 ----------
                                                                     40,958

LONG-TERM LIABILITIES:
   Deferred income taxes                                              2,387
                                                                 ----------

      Total liabilities                                              43,345
                                                                 ----------

COMMITMENTS & CONTINGENCIES

STOCKHOLDERS' EQUITY:
   Common stock, $1.00 par value,
      10,000 shares authorized,
      8,295 shares issued and outstanding                             8,295
   Paid-in capital                                                  821,705
                                                                 ----------

      Total stock investment                                        830,000
   Retained earnings                                                151,018
                                                                 ----------

      Total stockholders' equity                                    981,018
                                                                 ----------



      TOTAL LIABILITIES & STOCKHOLDERS' EQUITY                   $1,024,363
                                                                 ==========

                                                                STATEMENT 2
                        FIRST LEXINGTON TRUST COMPANY
               STATEMENT OF OPERATIONS AND RETAINED EARNINGS
                            December 31, 1996
                            -----------------

REVENUES:
   Trustee fees                                                    $176,825
   Administration fees                                               12,341
   Valuation system fees                                              2,000
   Software maintenance fees                                          4,181
                                                                   --------
      Total revenue                                                 195,347
                                                                   --------
DIRECT SUPPLIER COSTS
   Investment advisory fees                                           6,066
   Plan administration fees                                          12,341
   Software maintenance fees                                          4,181
   Related party employee, supplies and
      operating expenses reimbursed                                  66,000
                                                                   --------
      Total supplier costs                                           88,588
                                                                   --------
         TOTAL GROSS PROFIT                                         106,759
                                                                   --------
OPERATING EXPENSES:
   Computer software expenses                                         2,237
   Insurance                                                         13,652
   Legal and professional services                                   15,273
   Depreciation and amortization                                     10,002
   Office supplies and postage                                          497
   Rent                                                               5,000
   Telephone                                                          4,690
   Publication and subscriptions                                        810
   Property taxes                                                     1,776
   Licenses and fees                                                  1,421
   Other                                                                 41
                                                                   --------

      Total operating expenses                                       55,399
                                                                   --------

INCOME FROM OPERATIONS                                               51,360
                                                                   --------
OTHER INCOME (EXPENSES)
   Investment interest income                                        59,561
   Capital gains and other income                                       163
                                                                   --------

INCOME BEFORE INCOME TAXES                                          111,084
                                                                   --------
INCOME TAXES
   Current                                                           20,400
   Deferred                                                           9,600
                                                                   --------

NET INCOME                                                           81,084
RETAINED EARNINGS, BEGINNING OF YEAR                                 69,934
                                                                   --------

RETAINED EARNINGS, END OF YEAR                                     $151,018
                                                                   ========



See accompanying notes and independent auditors' report.


                                                                STATEMENT 3
                     FIRST LEXINGTON TRUST COMPANY
                        STATEMENT OF CASH FLOW
                          December 31, 1996
                          -----------------


CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                      $ 81,084
   Adjustments to reconcile net income to
    net cash provided by operating activities:
      Deferred income taxes                                           9,600
      Depreciation and amortization                                  10,002
      (Increase) decrease in assets:
         Accounts receivable                                        (25,590)
         Accrued interest income receivable                             197
         Prepaid expenses                                            (1,054)
      Increase (decrease) in liabilities:
         Accounts payable, trade                                    (20,114)
         Accrued advisory fees                                      (10,149)
         Accrued income taxes                                        (4,341)
         Deferred income                                              2,172
                                                                   --------

            Net cash provided by (used in)
             operating activities                                    41,807
                                                                   --------

CASH FLOWS FROM INVESTING ACTIVITIES:
      Purchase for property and equipment                            (9,307)
      Purchase of investments                                       103,339
      Proceeds from the sale of investments                         (64,647)
                                                                   --------

            Net cash provided by (used in)
             investing activities                                    29,385
                                                                   --------

CASH FLOWS FROM FINANCING ACTIVITIES:
      Proceeds from the sale of common stock                          1,000
                                                                   --------

            Net cash provided by (used in)
             financing activities                                     1,000
                                                                   --------

NET INCREASE (DECREASE) IN CASH                                      72,192
CASH AT BEGINNING OF YEAR                                            39,623
                                                                   --------

CASH AT END OF YEAR                                                $111,815
                                                                   ========

SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION
   Cash paid during period - income taxes                          $ 24,741




See accompanying notes and independent auditors' report.


                     FIRST LEXINGTON TRUST COMPANY
                     NOTES TO FINANCIAL STATEMENTS
                          December 31, 1996
                          -----------------



Note 1 -    NATURE OF OPERATIONS


            The Company, First Lexington Trust Company, was incorporated in March 1994 and is a non-bank affiliated trust company regulated by the Department of Financial Institutions, Commonwealth of Kentucky. The Company received its trust charter in March 1994. The majority of trust assets as of December 31, 1996, totaling approximately $21.5 million, are invested in no-load mutual funds under the direction of the trust investment committee.



      2 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

            Revenues and Investment Advisory Fees -
            -------------------------------------
            The revenues representing trust and investment advisory fees as well as the investment advisory fees earned by third party advisers are recorded on the accrual basis. The fees earned by the Company and paid to the sub advisers are based on established fees, schedules and contracts. The Company, as the trustee, has the right to collect fees from the trust assets. Thus, collection of the fees is reasonably certain.


            Property and Equipment -
            ----------------------
            Property and equipment are stated at cost. Depreciation is computed on the straight-line method over the estimated useful life of the assets for financial statement purposes.

            Investments -
            -----------
            The investments designated as "Held to Maturity" are recorded at cost and amortized over the period to maturity for the premium or discount from par value under generally accepted accounting principles. Other marketable investments are recorded and adjusted to the fair market value as of the date of the financial statements.

            Organizational Costs -
            --------------------
            Costs relating to the organization of the Company have been capitalized and are not being amortized for the financial statement purposes.


            Income Taxes -
            ------------
            Deferred tax assets and liabilities are recognized for the future tax consequence attributable to the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases under the assets and liabilities method of Financial Accounting Standards Statement No. 109 ("SFAS 109"). Deferred assets and liabilities are measured using differences expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                     FIRST LEXINGTON TRUST COMPANY
                     NOTES TO FINANCIAL STATEMENTS
                          December 31, 1996
                          -----------------

Note 2 -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)


            Use of Estimates -
            ----------------
            The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.


            Statement of Cash Flows -
            -----------------------
            For purposes of the statement of cash flow, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.



     3 -    INVESTMENTS IN DEBT SECURITIES


            The Company is required by the Kentucky Department of Financial Institutions to maintain a minimum of $800,000 of capital while trust assets under management do not exceed $100,000,000. When trust assets under management exceed $100,000,000, the capital requirement will be increased by $350,000.


            The marketable investments in debt securities are classified as "Held to Maturity" and the amortized cost and fair market value of the investments as of December 31, 1996 are as follows:


                                 Maturity
                                   Date                               Amortized       Unrealized           Market
           Debt Security         MO DY YR          Face Value           Cost          Gain (loss)           Value
           -------------         --------          ----------         ---------       -----------          ------
Federal Home Loan Mortgage Corporation
            REMIC 1675-P        10 15 2023          $100,000          $ 94,313         $ (6,652)          $ 87,661
            REMIC 1646-N        03 15 2023           200,000           189,355           (2,697)           186,658
            REMIC 1681-B        11 15 2023           220,000           211,465           (2,551)           208,914

Federal National Mortgage Association
            REMIC 94-23-0       10 25 2007            97,000            89,005              490             89,495
            Note                03 06 2006            70,000            70,325           (1,225)            69,100

Federal Home Loan Bank
            Note                12 29 2003            25,000            24,487             (167)            24,320

U.S. Treasury
            Note                02 28 1999           100,000            99,020              105             99,125

Tennessee Valley Authority
 Subordinated Debenture         04 24 2002            25,000            25,000               --             25,000
                                                    --------          --------         --------           --------

                  Totals                            $837,000          $802,970         $(12,697)          $790,273
                                                    ========          ========         ========           ========

                     FIRST LEXINGTON TRUST COMPANY
                     NOTES TO FINANCIAL STATEMENTS
                          December 31, 1996
                          -----------------

Note 4 -    RELATED PARTY TRANSACTIONS

            The Company leases its office space from Health Financial, Inc., a related party, under a renewable one year agreement, which amounted to $5,000 for the year ended December 31, 1996. Additionally, the Company reimburses Health Financial, Inc. for the use of supplies, equipment and employees costs and benefits expended in connection with the Company's operations, which amounted to $66,000 for the year ended December 31, 1996. The sole shareholder of Health Financial, Inc. owns approximately 36% of the outstanding capital stock of the Company.



     5 -    DEFERRED INCOME TAX

            As discussed in Note 2, the Company records income taxes in accordance with SFAS 109. The Company reports revenue and expenses on the cash basis while tax depreciation is deducted using accelerated methods. Organizational costs are being amortized using the straight line method over 60 months. The deferred tax liability in the financial statements as of December 31, 1996 is as follows:

                  Deferred tax asset                       $ 1,040
                  Deferred tax liability                    19,080
                                                           -------

                  Net deferred tax asset (liability)       $18,040
                                                           =======


            The components of income tax expense for the year ended December 31, 1996 are as follows:


               Current income tax
                  Federal                                  $14,925
                  State and local                            5,475
                                                           -------

                     Total current                          20,400
                                                           -------

               Deferred income tax
                  Federal                                    7,025
                  State and local                            2,575
                                                           -------

                     Total deferred                          9,600
                                                           -------

                     Total Income Tax                      $30,000
                                                           =======

                     FIRST LEXINGTON TRUST COMPANY
                     NOTES TO FINANCIAL STATEMENTS
                          December 31, 1996
                          -----------------

Note 6 -    CONTINGENCIES

            The Company maintains bank accounts that periodically exceed the Federal Deposit Insurance Corporation (the "FDIC") guarantee limit during the year. At December 31, 1996 the Company had bank accounts that were in excess of the FDIC limit by approximately $16,440. The Company maintains a Trust Cash Fund with a no load mutual fund for the deposit of funds for customer investments and disbursement with the mutual fund. The following represents the account as of December 31, 1996:



      Total account balance                         $837,102
      Due to customers or investment                 822,068
                                                    --------
      Company balance in fund                       $ 15,034
                                                    ========

     7 -    FAIR VALUE OF FINANCIAL INSTRUMENTS


            The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1996. Financial Accounting Standards Board Statement No. 107, Disclosures About Fair Value of Financial Instruments, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties




                                                              1996
                                                    -------------------------
                                                    Carrying             Fair
                                                    Amount              Value
                                                    --------            -----
                Financial Assets
                  Cash and cash equivalents         $118,815         $118,815
                  Receivables                         56,196           56,196
                  Investments in debt securities     802,970          790,274
                  Current liabilities                 40,958           40,958

            The carrying amounts shown in the table are included in the balance sheet under the indicated captions.

            The following methods and assumptions were used to estimate the fair value of each class of financial instruments:


            Cash and cash equivalents, receivables and current liabilities -
            --------------------------------------------------------------
            The carrying amounts approximate fair value because of the short maturity of those instruments. Investments in money market funds are treated as cash equivalents with maturities under 90 days.

            Investments and debt obligations -
            --------------------------------
            The fair value of the Company's investments are estimated based on the quoted market price for similar issues.

First Lexington Trust Company
3320 Tates Creek Road, Suite 101
Lexington, Kentucky



                       Independent Auditor's Report
                       ----------------------------


      We have audited the accompanying balance sheets of First Lexington Trust Company (a Corporation) as of December 31, 1995 and 1994, and the related statements of income and retained earnings and cash flows for the year ended December 31, 1995 and for the ten-month period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


      We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Lexington Trust Company as of December 31, 1995 and 1994, and the results of its operations and cash flows for the year ended December 31, 1995 and ten-month period ended December 31, 1994 in conformity with generally accepted accounting principles.


/s/ Barr, Anderson & Roberts, P.S.C.

Lexington, Kentucky
February 27, 1996

                         FIRST LEXINGTON TRUST COMPANY
                                BALANCE SHEETS
                          DECEMBER 31, 1995 AND 1994
                                                      1995              1994
                                                    --------          --------

                                   ASSETS
                                   ------
Current assets
   Cash                                             $ 39,623          $ 32,866
   Accounts receivable                                28,805             6,971
   Accrued interest receivable                         4,998             4,825
   Prepaid insurance                                   2,370             2,232
                                                    --------          --------

        Total current assets                          75,796            46,894
                                                    --------          --------


Investments in debt securities - Note B              841,662           791,367
                                                    --------          --------


Equipment and software - Note A
   Office equipment                                    3,334             3,334
   Software                                           36,085                 0
   Accumulated depreciation                             (766)             (234)
                                                    --------          --------

   Net equipment and software                         38,653             3,100
                                                    --------          --------


Organization costs - Note A                            9,000             9,000
                                                    --------          --------

        Total assets                                $965,111          $850,361
                                                    ========          ========

           The accompanying notes are an integral part of these
                         financial statements.

                         FIRST LEXINGTON TRUST COMPANY
                                BALANCE SHEETS
                          DECEMBER 31, 1995 AND 1994
                                  (CONTINUED)
                                                      1995              1994
                                                    --------          --------

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
   Accounts payable                                 $ 28,718          $    864
   Accrued liabilities                                14,402             2,500
   Deferred income                                     1,076             1,346
   Income taxes payable - Notes A and D               13,541               450
   Deferred income taxes - Notes A and D               6,453             1,990
                                                    --------          --------

        Total current liabilities                     64,190             7,150

Deferred income taxes - Notes A and D                  1,987             1,012
                                                    --------          --------

        Total liabilities                             66,177             8,162
                                                    --------          --------

Stockholders' equity
   Common stock, $1.00 par value,                    829,000           829,000
     10,000 shares authorized and
     8,290 shares issued and outstanding
   Retained earnings                                  69,934            13,199
                                                    --------          --------

        Total stockholders' equity                   898,934           842,199
                                                    --------          --------


        Total liabilities and
           stockholders' equity                     $965,111          $850,361
                                                    ========          ========

           The accompanying notes are an integral part of these
                         financial statements.

                          FIRST LEXINGTON TRUST COMPANY
                    STATEMENTS OF INCOME AND RETAINED EARNINGS
                   FOR THE YEAR ENDED DECEMBER 31, 1995 AND THE
                     TEN-MONTH PERIOD ENDED DECEMBER 31, 1994

                                                      1995              1994
                                                    --------           -------
Revenues
   Trustee and advisory fees                        $108,429           $15,266
                                                    --------           -------

        Total revenues                               108,429            15,266
                                                    --------           -------

Expenses
   Investment advisory fees - Note C                  55,701                --
   Advertising and promotion                             281               265
   Insurance                                          10,562             7.943
   Publications and subscriptions                        238             9,838
   Seminars and expositions                               --             2,075
   Professional fees                                   8,474             3,379
   Plan administration fees                            3,875                --
   Taxes and licenses                                  2,668                --
   Rent - Note C                                       5,000             5,000
   Telephone                                             913               863
   Office supplies                                        36             7,577
   Commissions                                             6                18
   Depreciation - Note A                                 532               234
                                                    --------           -------

        Total expenses                                88,286            37,192
                                                    --------           -------

            Net income (loss) from operations         20,143           (21,926)

Other revenues
   Interest income                                    55,946            38,577
                                                    --------           -------

            Net income before income taxes            76,089            16,651
            Income taxes - Notes A and D              19,354             3,452
                                                    --------           -------

            Net income                                56,735            13,199
            Beginning retained earnings               13,199                --
                                                    --------           -------

            Ending retained earnings                $ 69,934           $13,199
                                                    ========           =======


           The accompanying notes are an integral part of these
                          financial statements.

                         FIRST LEXINGTON TRUST COMPANY
                           STATEMENTS OF CASH FLOWS
                  FOR THE YEAR ENDED DECEMBER 31, 1995 AND THE
                   TEN-MONTH PERIOD ENDED DECEMBER 31, 1994
                                                      1995             1994
                                                    --------         ---------

Cash flows from operating activities:
   Net income                                       $ 56,735         $  13,199
                                                    --------         ---------

   Adjustments to reconcile net income to net cash provided by operating activities:

        Depreciation and amortization                   (372)             (411)
        (Increase) in accounts receivable            (21,834)           (6,971)
        (Increase) in accrued interest receivable       (173)           (4,825)
        (Increase) in prepaid insurance                 (138)           (2,232)
        Increase in accounts payable                  27,854             3,364
        Increase in accrued liabilities               11,902                --
        Increase (decrease) in deferred income          (270)            1,346
        Increase in income taxes payable              13,091               460
        Increase in deferred income taxes payable      5,438             3,002
                                                    --------         ---------

        Total adjustments                             35,498            (6,277)
                                                    --------         ---------

   Net cash provided by operating activities          92,233             6,922
                                                    --------         ---------

Cash flows from investing activities:

   Payments for purchase of equipment and software   (36,085)           (3,334)
   Payments for the purchase of bonds                (49,391)         (795,588)
   Payments for organization costs                        --            (9,000)
   Proceeds from return of principal                      --             4,866
                                                    --------         ---------

   Net cash used by investing activities             (85,476)         (803,056)
                                                    --------         ---------

Cash flows from financing activities:

   Proceeds from issuance of common stock                 --           829,000
                                                    --------         ---------

   Net cash provided by financing activities              --           829,000
                                                    --------         ---------

Net increase in cash                                   6,757            32,866

Cash, beginning of year                               32,866                --
                                                    --------         ---------

Cash, end of year                                   $ 39,623         $  32,866
                                                    ========         =========

   Cash paid for income taxes                       $    825         $      --
                                                    ========         =========


           The accompanying notes are an integral part of these
                         financial statements.

                         First Lexington Trust Company
                         Notes To Financial Statements


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------


            Business Activity - The Company is a non-bank affiliated trust
            -----------------
      company regulated by the Department of Financial Institutions, Commonwealth of Kentucky. The Company manages trust assets of approximately $11.2 and $4.1 million as of December 31, 1995 and 1994, respectively. The majority of the trust assets, over ninety-five percent (95%), are invested in no-load mutual funds under the direction of the trust investment committee. Fees are charged based on the Company's fee schedule. These fees are recorded on the accrual basis. The trustee has the right to collect fees from trust assets. Thus, collection of fees is reasonably certain.

            Equipment and Software - Equipment and software are carried at
            ----------------------
      cost. Depreciation of equipment is provided using the straight-line method for financial reporting purposes at rates based on estimated useful lives. Depreciation is computed for federal income tax purposes using the modified accelerated cost recovery system. Amortization of software will begin when the software is placed in service during 1996.

            Organization Costs - Costs relating to the organization of the
            ------------------
      Company have been capitalized and are being amortized using the straight-line method over a sixty-month period for income tax purposes.

            Income Taxes - Deferred tax assets and liabilities are recognized
            ------------
      for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases under the asset and liability method of Financial Accounting Standards Statement No. 109 ("SFAS 109") . Deferred tax assets and liabilities are measured using differences expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

NOTE B - INVESTMENTS IN DEBT SECURITIES
---------------------------------------

      The Company is required by the Kentucky Department of Financial Institutions to maintain a minimum of $800,000 capital while trust assets under management do not exceed $100,000,000. When trust assets under management exceed $100,000,000 the capital requirement will be increased by $350,000.

                         First Lexington Trust Company
                         Notes To Financial Statements

NOTE B - INVESTMENTS IN DEBT SECURITIES (CONTINUED)
---------------------------------------------------


The marketable debt securities are classified as "Held to Maturity." The amortized cost and fair value of the investments as of December 31, 1995 and 1994, are as follows:

                                                     1995
                                                     ----

                                               Due to          Amortized        Unrealized
      Debt Security                            Mature            Cost           Gain (Loss)        Fair Value
---------------------------                    ------          ---------        -----------        ----------
Federal Home Loan
      Mortgage Corporation                    10/15/23          $ 94,241          $ (2,031)         $ 92,210
Federal Home Loan
      Mortgage Corporation                    03/15/23           189,219             1,957           191,176
Federal Home Loan
      Mortgage Corporation                    11/15/23           211,364             8,475           219,839
Federal Home Loan
      Mortgage Corporation                    12/29/03            24,427               370            24,797
Federal National
      Mortgage Association                    10/25/07            88,812             3,376            92,188
U. S. Treasury Notes                          02/29/96            69,869                65            69,934
U. S. Treasury Notes                          02/28/99            98,730             1,926           100,656
General Electric
      Capital Corporation                     12/08/06            40,000             1,190            41,190
Toyota Motor Credit
      Corporation                             04/24/02            25,000               319            25,319
                                                                --------          --------          --------

         Total                                                  $841,662          $ 15,647          $857,309
                                                                ========          ========          ========

                                                     1994
                                                     ----

                                               Due to          Amortized        Unrealized
      Debt Security                            Mature            Cost           Gain (Loss)        Fair Value
---------------------------                    ------          ---------        -----------        ----------
Federal Home Loan
      Mortgage Corporation                    10/15/23          $ 94,175         $(18,068)          $ 76,107
Federal Home Loan
      Mortgage Corporation                    03/15/23           189,093          (24,321)           164,772
Federal Home Loan
      Mortgage Corporation                    11/15/23           211,270          (26,934)           184,336
Federal National
      Mortgage Association                    10/25/07            88,630           (8,689)            79,941
U. S. Treasury Notes                          02/29/96            69,744           (1,888)            67,856
U. S. Treasury Notes                          02/28/99            98,455           (6,611)            91,844
General Electric
      Capital Corporation                     12/08/06            40,000             (400)            39,600
                                                                --------         --------           --------

         Total                                                  $791,367         $(86,911)          $704,456
                                                                ========         ========           ========


                        First Lexington Trust Company
                        Notes To Financial Statements

NOTE C - RELATED PARTY TRANSACTIONS
-----------------------------------

      Lease - The Company leases office space from Health Financial, Inc., a
      -----
related party, under renewable one year agreements. Rent expense under this lease was $5,000 for 1995 and 1994.


      Investment Advisory Fees - There were no advisory fees incurred in 1994.
      ------------------------
The Company incurred investment advisory fees to the following parties in 1995:

            Health Financial, Inc.                         $47,734
            Protrust Capital                                 5,184
            Commonwealth Investment Services                 1,556
            Non-related party                                1,227
                                                           -------

                  Total                                    $55,701
                                                           =======

NOTE D - INCOME TAXES
---------------------


      As discussed in Note A, the Company records income taxes in accordance with SFAS 109. The net deferred tax liability in the accompanying balance sheet includes the following amounts of deferred tax assets and liabilities:


                                                 1995            1994
                                               -------          ------

      Deferred tax asset                       $ 5,779          $1,024
      Deferred tax liability                    14,239           4,026
                                               -------          ------

            Net deferred tax liability         $ 8,440          $3,002
                                               =======          ======


      The deferred tax liability results from the use of accelerated methods of depreciation that reduce the tax basis of equipment, payables and receivables not recognized in the current year for tax purposes, and prepaid insurance fully deducted for tax purposes. The deferred tax asset results from unearned revenue included in income for tax purposes.


      The components of income tax expense are as follows:


                                        Current                      Deferred                        Total
                                -----------------------        ---------------------        ----------------------

                                  1995            1994          1995           1994          1995            1994
                                -------          ------        ------         ------        -------         ------
U. S. federal                   $11,190           $450         $4,013         $2,047        $15,203         $2,497
State and local                   2,726             --          1,425            955          4,151            955
                                -------           ----         ------         ------        -------         ------

      Total                     $13,916           $450         $5,438         $3,002        $19,354         $3,452
                                =======           ====         ======         ======        =======         ======

To the Board of Directors and
  Stockholder of Vintage Advisers, Inc.


                    INDEPENDENT AUDITORS' REPORT
                    ----------------------------

We have audited the accompanying statements of financial condition of Vintage Advisers, Inc. as of November 30, 1996 and 1995, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of Vintage's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Vintage Advisers as of November 30, 1996 and 1995, and the results of its operations, changes in stockholders' equity and its cash flows for the years then ended in conformity with generally accepted accounting principles.




                                    /s/ Larry E. Nunn & Associates, L.L.C.

Columbus, Indiana

October 30, 1997

                                          VINTAGE ADVISERS, INC.
                                     STATEMENTS OF FINANCIAL CONDITION
                                      August 31, 1997 (Unaudited) and
                                        November 30, 1996 and 1995
                                        --------------------------
                                                 ASSETS
                                                 ------

                                                                                          November 30,
                                                                August 31,        --------------------------
                                                                   1997             1996              1995
                                                               -----------        --------          --------
                                                               (Unaudited)

CURRENT ASSETS
   Cash and cash equivalents                                    $ 19,367          $ 27,123          $  3,135
   Investment in affiliated
     mutual fund (cost approximates market)                       63,389            40,023            86,280
   Receivable from affiliated mutual funds                        26,420            23,585            15,864
   Other receivables                                              19,064            30,000                --
   Prepaid insurance                                               2,746             1,100                --
                                                                --------          --------          --------

        Total current assets                                     130,986           121,831           105,279
                                                                ========          ========          ========



OTHER ASSETS
   Organization cost, net of $119,675, $79,783 and
     $26,594, respectively, accumulated amortization             146,270           186,162           239,351
   Deferred development cost, net of $13,104, $-0- and $-0-,
     respectively, accumulated depreciation                      294,844           314,500                --
                                                                --------          --------          --------

        Total other assets                                       441,114           500,662           239,351
                                                                --------          --------          --------

           TOTAL ASSETS                                         $572,100          $622,493          $344,630
                                                                ========          ========          ========

                                    - 79 -

                               LIABILITIES AND STOCKHOLDERS' EQUITY
                               ------------------------------------

                                                                                          November 30,
                                                                August 31,        --------------------------
                                                                   1997             1996              1995
                                                               -----------        --------          --------
                                                               (Unaudited)

CURRENT LIABILITIES
   Loan payable to stockholder                                  $     --         $  10,000          $ 10,000
   Loan payable to stockholder                                        --            75,000            75,000
   Loan payable to stockholder                                    50,000            50,000                --
   Payable to affiliated companies                               255,174           117,177            98,103
   Accounts payable and accrued liabilities                      375,754           272,493             8,962
                                                                --------         ---------          --------

        Total current liabilities                                680,928           524,670           192,065
                                                                --------         ---------          --------

           TOTAL LIABILITIES                                     680,928           524,670           192,065
                                                                --------         ---------          --------


CONTINGENCIES AND COMMITMENTS

STOCKHOLDERS' EQUITY

   Common stock par value, $.01 per share, 100,000 shares
        authorized, 30,000, 20,000 and 25,244 shares
        outstanding, respectively                                    300               300               252
   Paid-in capital                                               599,700           599,700           199,748
   Retained earnings (deficit)                                  (677,758)         (446,423)          (47,435)
   Unrealized (loss) on securities                               (31,070)          (55,754)               --
                                                                --------         ---------          --------

        Total stockholders' equity                              (108,828)           97,823           152,565
                                                                --------         ---------          --------




           TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $572,100         $ 622,493          $344,630
                                                                ========         =========          ========

                      See accompanying notes and independent auditors' report.

                                     VINTAGE ADVISERS, INC.
                                    STATEMENTS OF OPERATIONS
                      Nine Months Ended August 31, 1997 and 1996 (Unaudited)
                          and Years Ended November 30, 1996 and 1995
                                                     August 31,                          November 30,
                                             ---------------------------         ---------------------------
                                                1997             1996              1996               1995
                                             ---------         ---------         ---------          --------
                                            (Unaudited)
REVENUE:
   Investment adviser fees
      from affiliated companies              $ 239,153         $ 175,293         $ 248,090          $ 27,207
   Miscellaneous income                            134                --               100                --
   Interest income                               1,117                48                64               811
                                             ---------         ---------         ---------          --------

         Total revenue                         240,404           175,341           248,254            28,018
                                             ---------         ---------         ---------          --------


COST OF SALES:
   Reimbursement                              (303,943)          (35,194)          (65,560)          (24,922)
                                             ---------         ---------         ---------          --------

         Total cost of sales                  (303,943)          (35,194)          (65,560)          (24,922)
                                             ---------         ---------         ---------          --------

         Gross profit                          (63,539)          140,147           182,694             3,096
                                             ---------         ---------         ---------          --------

EXPENSES:
   Wages and payroll taxes                    (132,722)          115,668           181,835                --
   Professional fees                            45,863            31,802            92,263             6,827
   Printing, brochures, marketing expenses      10,123            10,769            13,854             3,209
   Telephone                                        50             1,835             2,549               199
   Courier  158                                    241               276               108
   License fees                                    347               270               565               290
   Insurance                                     4,955             3,851             5,501                --
   Taxes 2,367                                   2,757             3.705               387
   Travel and entertainment                    (9,043)            10,066            20,536             7,122
   Interest expense                              8,009            10,669            14,119             5,450
   Amortization                                 59,548            39,892            53,189            26,594
   Equipment                                        --             3,799             3,909                --
   Office supplies                                  35               304               386                --
   Management fee                              154,728            54,141           185,500                --
   All other                                     1,060                --               142               371
                                             ---------         ---------         ---------          --------

         Total expenses                        145,478           286,064           578,329            50,557
                                             ---------         ---------         ---------          --------


Income from operations
   before gain (loss) on securities           (209,012)         (145,917)         (395,635)          (47,461)

Realized gain (loss) on securities             (22,318)               --            (3,353)               26
                                             ---------         ---------         ---------          --------


NET INCOME (LOSS)                            $(231,335)        $(145,917)        $(398,988)         $(47,435)
                                             =========         =========         =========          ========

                      See accompanying notes and independent auditors' report.

                                              VINTAGE ADVISERS, INC.
                                   STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                   Nine Months Ended August 31, 1997 (Unaudited)
                                    and Years Ended November 30, 1996 and 1995
                                    ------------------------------------------
                                          Common
                                          Stock              Common          Paid-in         Retained
                                          Shares             Stock           Capital          Deficit            Total
                                          ------             ------          -------         ---------         ---------
Initial incorporation                     20,000              $200          $  1,800         $      --         $   2,000

Unified Holdings, Inc.
   investment                              5,244                52           197,948                --           198,000

Net income (loss)                             --                --                --           (47,435)          (47,435)
                                          ------              ----          --------         ---------         ---------

Balance, Nov. 30, 1995                    25,244               252           199,748           (47,435)          152,565

Unified Holdings, Inc.
   investment                              4,756                48           399,952                --           400,000

Unrealized gain (loss)
   on securities                              --                --                --           (55,754)          (55,754)

Net income (loss)                             --                --                --          (398,988)         (398,988)
                                          ------              ----          --------         ---------         ---------

Balance, Nov. 30, 1996                    30,000               300          $599,700         $(502,177)        $  97,823

Unrealized gain (loss)
   on securities                              --                --                --            24,684            24,684

Net income (loss)                             --                --                --          (231,335)         (231,335)
                                          ------              ----          --------         ---------         ---------

Balance, August 31, 1997
   (Unaudited)                            30,000               300          $599,700         $(708,828)        $(108,828)
                                          ======              ====          ========         =========         =========

                               See accompanying notes and independent auditors' report.

                                        VINTAGE ADVISERS, INC.
                                       STATEMENTS OF CASH FLOWS
                     For the Nine Months Ended August 31, 1997 and 1996 (Unaudited)
                             and Years Ended November 30, 1996 and 1995

                                                                  August 31,                         November 30,
                                                         ---------------------------         ---------------------------
                                                            1997             1996              1996               1995
                                                         ---------         ---------         ---------          --------
                                                                 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
   NET INCOME (LOSS)                                     $(231,335)        $(145,917)        $(398,988)         $(47,435)
   Adjustment to reconcile net income
      to net cash provided (used) in
         operating activities:
            Amortization                                    59,548            39,892            53,189            26,594
            Loss on sale of securities                          --                --             3,353                --
            (Increase) decrease in operating assets:
               Prepaid insurance                            (1,646)           (2,750)           (1,100)               --
               Receivable from affiliated mutual fund       (2,835)              422            (7,721)          (15,864)
               Receivable from other                        10,936           (24,266)          (30,000)               --
            Increase (decrease) in liabilities:
               Payable to affiliated companies             137,997           (43,371)           19,074            98,103
               Accounts payable and accrued liabilities    103,261           173,969           263,531             8,962
                                                         ---------         ---------         ---------          --------

                  Net cash (used)
                     provided by operating activities       75,926            (2,021)          (98,662)           70,360
                                                         ---------         ---------         ---------          --------

CASH FLOWS FROM INVESTING ACTIVITIES
   Organization cost                                            --                --                --          (265,945)
   Deferred development cost                                    --                --          (314,500)               --
   Investment in affiliated mutual funds                     1,318           (12,850)          (12,850)          (86,280)
                                                         ---------         ---------         ---------          --------

                  Net cash used by investing activities      1,318           (12,850)         (327,350)         (352,225)
                                                         ---------         ---------         ---------          --------


CASH FLOWS FROM FINANCING ACTIVITIES
   Loan from stockholders and repayments                   (85,000)               --                --            85,000
   Loan from Unified Holdings, Inc.                             --            65,888            65,888                --
   Repayment of loan to Unified Holdings, Inc.                  --           (15,888)          (15,888)               --
   Issuance of common stock                                     --                --           400,000           200,000
   Loan payable to stockholders                                 --            10,442                --                --
                                                         ---------         ---------         ---------          --------

                  Net cash
                     provided by financing activities      (85,000)           60,442           450,000           285,000
                                                         ---------         ---------         ---------          --------

NET INCREASE IN CASH AND CASH
   EQUIVALENTS                                              (7,756)           45,571            23,988             3,135
CASH AND CASH EQUIVALENTS,
   Beginning of year                                        27,123             3,135             3,135                --
                                                         ---------         ---------         ---------          --------

CASH AND CASH EQUIVALENTS, end of year                   $  19,367         $  48,706         $  27,123          $  3,135
                                                         =========         =========         =========          ========

NON--CASH ITEMS:

Operating activities reflect cash paid for:
                  -- Interest                            $   8,009         $  10,669         $  14,119          $  5,450
                                                         ---------         ---------         ---------          --------

                           See accompanying notes and independent auditors' report.

                             VINTAGE ADVISERS, INC.
                         NOTES TO FINANCIAL STATEMENTS
                           November 30, 1996 and 1995
                           --------------------------

Note 1 -  ORGANIZATION AND CAPITALIZATION


          Vintage Advisers, Inc. (the "Company") was incorporated in Delaware on December 12, 1994 and is registered to do business in Indiana for the purpose of being the adviser to the Vintage Mutual Funds (the "Funds"). The Company is a registered investment adviser under the Investment Advisers Act of 1940, as amended.


          Since incorporation, the Company authorized an increase in the capitalization of the Company from 1,000 shares to 100,000 shares and declared a 100 to 1 stock split on outstanding shares.

          On November 30, 1995, Unified Holdings, Inc. subscribed to invest $198,000 for 5,244 shares of common stock. This transaction was completed in December 1995. On October 22, 1996, Unified Holdings, Inc. invested $400,000 for 4,756 shares of common stock.


          The Company instituted a Management and Employee Retention Plan (the "Plan") and reserved 60,000 common shares of the Company to be issued pursuant to the plan. Of such shares, 25,760 shares have been designated for issuance pursuant to the Plan. The Company applies APB Opinion 25 and related interpretations in accounting for this plan. Accordingly, no compensation cost has been recognized. Had compensation cost been determined, based on the fair market value at the grant dates of the awards under this plan consistent with the method of Financial Accounting Standards Board ("FASB") Statement 123, the Company's net income (loss) would be reduced to the pro forma amounts indicated:

                                    Year Ended            Year Ended
                                 November 30, 1996     November 30, 1995
                                 -----------------     -----------------

          Net income (loss),
                as reported         $(398,988)            $(47,435)
                Pro forma           $(406,693)            $(55,140)

          The Company authorized 10,000 common shares for an option to a significant stockholder for the V.O.I.C.E.sm program. This option had not been issued as of November 30, 1996.

                             VINTAGE ADVISERS, INC.
                         NOTES TO FINANCIAL STATEMENTS
                           November 30, 1996 and 1995
                           --------------------------

Note 2 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


          Cash Equivalents -
          ----------------
          Investments in affiliated money market mutual funds are treated as cash equivalents with maturities under 90 days.


          Securities Owned -
          ----------------
          Investments in mutual funds are valued at their respective net asset value and recorded on a trade date basis. The Company considers these as short-term investments in its operations.

          Fees -
          ----
          The Company provides investment advisory services to the Vintage mutual funds and records revenue on the accrual basis of accounting.


          Organization and Development Costs -
          ----------------------------------
          The organizational costs for the Company were capitalized and will be charged to earnings over a sixty-month period on a straight-line basis. These costs were an integral part of the process of organizing the Company and various fees and expenses of the funds that will benefit future periods. The development costs for the Company were capitalized and will be charged to earnings over a 120-month period on a straight-line basis.

          Use of Estimates -
          ----------------
          The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


          Cash Flows -
          ----------
          For purposes of the statement of cash flows, the Company considers all liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents included money market investments of $1,620 for 1996 and $1,556 for 1995, which are not insured by the Federal Deposit Insurance Corporation.

          Income Taxes -
          ------------
          The Company has adopted Statement of Financial Accounting Standards No. 109 ("SFAS 109") accounting for income taxes. The statement requires use of the liability method of accounting for deferred income taxes.

                             VINTAGE ADVISERS, INC.
                         NOTES TO FINANCIAL STATEMENTS
                           November 30, 1996 and 1995
                           --------------------------

Note 3 -  LOANS PAYABLE


          The Company has borrowed from three of the principal stockholders on a demand basis during 1996 and 1995. The Company pays interest at prime plus two percent (2%). Interest is paid periodically until the loan is repaid.



     4 -  TRANSACTIONS WITH RELATED PARTIES


          The Company provides investment advisory and affiliated companies provide administrative services to the Vintage Mutual Funds.
          Fees for such services are based on the net assets under management for each fund in accordance with the terms of the respective fund prospectus. Such fees may be limited by regulatory or prospectus imposed expense limitations.

          During December 1995, the Company has committed to repay the Vintage Mutual Funds for the initial registration and organization cost of the funds, which were $65,888. During October 1996, the Company reimbursed the Vintage Mutual Funds $84,717. Under the agreement, the Company is obligated to repay the funds, to the extent of fees earned for the annual fiscal year expenses incurred by the funds that are in excess of expense limits imposed by securities laws and regulations. The following is a summary of these transactions:


                                   December 1, 1995        September 1, 1995
                                to November 30, 1996     to November 30, 1995
                                --------------------     --------------------
           Fees earned                 $248,090                 $27,207
           Funds excess expenses       $ 65,560                 $24,922
                                       --------                 -------
                Total                  $182,530                 $ 2,285
                                       ========                 =======


          Management and administrative services are provided by an affiliated company, Unified Holdings, Inc. and its subsidiaries.

                             VINTAGE ADVISERS, INC.
                         NOTES TO FINANCIAL STATEMENTS
                           November 30, 1996 and 1995
                           --------------------------

Note 4 -  TRANSACTIONS WITH RELATED PARTIES (continued)

          During fiscal 1995, the Company was invoiced $198,000 for various services included in the funds registration and organization cost and $13,915 for expenses and organization cost. During fiscal 1996, the Company was invoiced $500,000 for expenses incurred of which $314,500 was capitalized as a deferred development cost. For the years ended November 30, 1996 and 1995, the Company incurred recurring management fees from an affiliate in the amount of $185,000 and $0, respectively. The amount is reflected on the Company's Statements of Operations as part of all other. At November 30, 1996 and 1995, the Company owed $115,856 and $4,160, respectively, to this affiliated Company.



     5 -  PROVISION FOR INCOME TAXES

          During its two years of operation, the Company has incurred taxable losses. No tax benefit has been reflected in accordance with the Financial Accounting Standards Board Statement No. 96, Accounting for Income Taxes (SFAS 96). The Company does not expect a material impact on the Company's results of operations because of the tax benefit.



     6 -  COMMITMENTS

          Vintage Advisers, Inc. has an obligation with the Vintage Mutual Funds to provide the Company's V.O.I.C.E.sm program. This program will cause the Company to pay twenty-five basis points to approved designated charitable organizations on behalf of each stockholder of the Vintage Mutual Funds which have invested an average of twenty-five thousand dollars or more quarterly. The payment is made quarterly.

          During 1996, the Company licensed the V.O.I.C.E.sm program to a regional bank. This Agreement should provide future on-going revenue.



     7 -  FAIR VALUE OF FINANCIAL INSTRUMENTS

          The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at November 30, 1996 and 1995. FASB Statement No. 107, Disclosures About Fair Value of Financial Instruments, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

                             VINTAGE ADVISERS, INC.
                         NOTES TO FINANCIAL STATEMENTS
                           November 30, 1996 and 1995
                           --------------------------


Note 7 -  FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

                                                        1996                                 1995
                                              ------------------------            -------------------------
                                              Carrying           Fair             Carrying            Fair
                                               Amount            Value             Amount             Value
                                              --------           -----            --------            -----
                                                                        ($ in thousands)
          Financial assets
             Cash and
                cash equivalents             $  27.1           $  27.1            $  3.1            $  3.1
             Receivables                        53.5              53.5              15.8              15.8
             Investments                        40.0              40.0              86.2              86.2

          Financial liabilities
             Payables
                (trade)                       (272.4)           (272.4)              8.9               8.9
                (affiliated
                   company)                    117.2             117.2             (98.1)            (98.1)


          The carrying amounts shown in the table are included in the statement of financial condition under the indicated captions.

          The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

                Cash, receivables and payables:  The carrying amounts
                ------------------------------
                approximate fair value because of the short maturity of those instruments.


                Investments:  The carrying amounts have been adjusted to
                -----------
                fair value according to the daily net asset value prices at the close of the markets on November 30 for each respective year.

     8 -  DEFERRED COMPENSATION

          For the year-ended November 30, 1996, the Company charged results of operations for deferred compensation in the amount of $178,500. The deferred compensation amounts for the employees are as follows:

                                               DEFERRED AMOUNT
                        NAME                 AT NOVEMBER 30, 1996
                        ----                 --------------------
                 Timothy L. Ashburn                $ 50,000
                 David A. Bogaert                    35,000
                 Thomas G. Napurano                  45,000
                 Jack Orben                          10,000
                 Lynn E. Wood                        38,500
                                                   --------
                   Total                           $178,500
                                                   ========

          The Company anticipates paying the deferred compensation when the Company's financial resources and net worth are sufficient.

                           FIRST LEXINGTON TRUST COMPANY

                                  BALANCE SHEET

                               September 30, 1997
                                  (Unaudited)

                                     ASSETS
                                     ------
CURRENT ASSETS
   Cash:
      Bank                                                          $   20,777
      Mutual fund money market                                          12,122
      Mutual fund trust account                                          9,781
      Brokerage money market                                            18,028
                                                                    ----------
                                                                        60,708
                                                                    ----------

   Accounts receivable:
      Fee income                                                        78,788
      Mutual fund trust account                                          4,769
                                                                    ----------
                                                                        83,557
                                                                    ----------

   Accrued interest income receivable                                    5,917
   Prepaid expenses                                                      6,900
                                                                    ----------
                                                                        12,817
                                                                    ----------
      Total current assets                                             157,082
                                                                    ----------

INVESTMENT IN DEBT SECURITIES                                          957,771
                                                                    ----------

PROPERTY AND EQUIPMENT:
   Office equipment                                                      3,334
   Software                                                              9,444
                                                                    ----------
      Gross property and equipment                                      12,778
                                                                    ----------

   Less accumulated depreciation                                        (4,823)
                                                                    ----------

      Net property and equipment                                         7,955
                                                                    ----------

OTHER ASSETS
   Organization costs                                                    2,550
                                                                    ----------



      TOTAL ASSETS                                                  $1,125,358
                                                                    ==========

See accompanying notes and independent auditors' report.

                                    - 89 -

                     LIABILITIES & STOCKHOLDERS' EQUITY
                     ----------------------------------

CURRENT LIABILITIES
   Accounts payable, trade                                          $   18,055
   Accrued advisory fees                                                    --
   Accrued income taxes                                                 21,405
   Deferred income                                                       4,122
   Deferred income taxes                                                22,000
                                                                    ----------
      Total current liabilities                                         65,582

LONG-TERM LIABILITIES:
   Deferred income taxes                                                   250
                                                                    ----------

      Total liabilities                                                 65,832
                                                                    ----------

COMMITMENTS & CONTINGENCIES

STOCKHOLDERS' EQUITY:
   Common stock, $1.00 par value
      10,000 shares authorized
      8,295 shares issued and outstanding                                8,295
   Paid-in capital                                                     821,705
                                                                    ----------

      Total stock investment                                           830,000
   Retained Earnings                                                   229,526
                                                                    ----------

      Total stockholders' equity                                     1,059,526
                                                                    ----------




        TOTAL LIABILITIES & STOCKHOLDERS' EQUITY                    $1,125,358
                                                                    ==========

                                 FIRST LEXINGTON TRUST COMPANY

                                   STATEMENTS OF OPERATIONS

                         Nine Months ended September 30, 1997 and 1996
                                        (Unaudited)

                                                                        1997              1996
                                                                      --------          --------

REVENUES:
   Trustee fees                                                       $209,789          $111,129
   Administration fees                                                  25,390            10,431
   Valuation system fees                                                    --             2,000
   Software maintenance fees                                                --             4,181
                                                                      --------          --------

      Total revenue                                                   $235,179          $127,741
                                                                      --------          --------

DIRECT SUPPLIER COSTS
   Investment advisory fees                                             16,558            10,132
   Plan administration fees                                             27,290            10,431
   Related party employee, supplies and
      operating expenses reimbursed                                     50,499            44,000
                                                                      --------          --------

      Total supplier costs                                              94,347            64,563
                                                                      --------          --------

         TOTAL GROSS PROFIT                                            140,832            63,178
                                                                      --------          --------

OPERATING EXPENSES:
   Computer software expenses                                            3,785             4,181
   Insurance                                                            10,593            14,706
   Legal and professional services                                      14,136            13,824
   Depreciation                                                          6,827             9,420
   Office supplies and postage                                           1,733               283
   Rent                                                                  2,500             2,500
   Telephone                                                             3,954             3,553
   Property taxes                                                        8,672                --
   Licenses and fees                                                        10                15
   Other                                                                 6,063            19,978
                                                                      --------          --------

      Total operating expenses                                          58,273            68,460
                                                                      --------          --------

INCOME FROM OPERATIONS                                                  82,559            (5,282)
OTHER INCOME (EXPENSES)
   Investment interest income                                           33,849            40,619
   Capital gains and other income                                           --               131
                                                                      --------          --------

INCOME BEFORE INCOME TAXES                                             116,408            35,468
INCOME TAXES
   Current                                                              29,000                --
   Deferred                                                              8,000                --
                                                                      --------          --------

NET INCOME                                                              79,408            35,468
RETAINED EARNINGS, BEGINNING OF YEAR                                   151,018            69,934
                                                                      --------          --------

RETAINED EARNINGS, END OF YEAR                                        $230,426          $105,402
                                                                      ========          ========

See accompanying notes and independent auditors' report.

                                 FIRST LEXINGTON TRUST COMPANY

                                   STATEMENTS OF CASH FLOWS

                         Nine Months ended September 30, 1997 and 1996
                                         (Unaudited)
                                                                        1997              1996
                                                                     ---------          --------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                        $  78,508          $ 35,468
   Adjustments to reconcile net income to
      net cash provided by operating activities:
         Deferred income taxes                                           4,210             9,420
         Depreciation and amortization                                   9,188            (6,453)
         Loss on disposed assets                                        20,065                --
         (Increase) decrease in assets:
            Accounts receivable                                        (29,161)           28,805
            Accrued interest income receivable                          (1,116)            4,998
            Prepaid expenses                                            (3,476)            2,370
         Increase (decrease) in liabilities:
            Accounts payable and accrued expenses                       (1,406)          (48,698)
            Accrued advisory fees                                       13,803                --
            Accrued income taxes                                        12,205           (13,541)
            Deferred income                                                874             1,484
                                                                     ---------          --------

               Net cash provided by (used in)
                operating activities                                   103,694            13,853
                                                                     ---------          --------

CASH FLOWS FROM INVESTING ACTIVITIES:
         Purchase of property and equipment                                 --              (732)
         Purchase of investments                                      (154,801)             (487)
         Proceeds from the sale of investments                              --                --
                                                                     ---------          --------

               Net cash provided by (used in)
                investing activities                                  (154,801)           (1,219)

CASH FLOWS FROM FINANCING ACTIVITIES:
         Proceeds from long-term debt                                       --                --
         Purchase of treasury stock                                         --                --
         Proceeds from the sale of Company stock                            --                --
                                                                     ---------          --------

               Net cash provided by (used in)
                financing activities                                        --                --
                                                                     ---------          --------

NET INCREASE (DECREASE) IN CASH                                        (51,107)           12,634
CASH AT BEGINNING OF YEAR                                              111,815            39,623
                                                                     ---------          --------

CASH AT END OF YEAR                                                  $  60,708          $ 52,257
                                                                     =========          ========

SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION
   Cash paid during period - income taxes                            $   8,885          $ 23,347


See accompanying notes and independent auditors' report.

                    FIRST LEXINGTON TRUST COMPANY

                    NOTE TO FINANCIAL STATEMENTS


                 Nine Months ended September 30, 1997
                            (Unaudited)


NOTE A - BASIS OF PRESENTATION


      The unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included.

                              Part III
                              --------

ITEM 1.  INDEX TO EXHIBITS
         -----------------

         See Exhibit Index hereto.


ITEM 2.  DESCRIPTION OF EXHIBITS
         -----------------------

         See Exhibit Index hereto.

                              Signatures
                              ----------


      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Amendment No. 1 to the Registration Statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized, as of the 18th day of December, 1997.


                      UNIFIED HOLDINGS, INC.



                      By /s/ Timothy L. Ashburn
                         ---------------------------------------------
                         Timothy L. Ashburn, Chairman of the Board and Chief Executive Officer

                               EXHIBIT INDEX
     Exhibit
     Number                       Description                                  Page
     -------                      -----------                                  ----
      2.1         Agreement and Plan of Merger dated
                  April 25, 1997 by and among the Company, HFI
                  Acquisition Corporation, Health Financial, Inc.
                  and Dr. Gregory W. Kasten.<F*>

      2.2         Amended and Restated Agreement and Plan of
                  Merger dated as of April 25, 1997 by and among the Company, FLTC Acquisition Corporation, First
                  Lexington Trust Company and Dr. Gregory W.
                  Kasten.<F*>

      2.3 Agreement and Plan of Merger dated as of May 8, 1997 by and among the Company, VAI
                  Acquisition Corporation, Vintage Advisers, Inc.
                  and Timothy L. Ashburn.<F*>

      2.4 First Amendment to Agreement and Plan of Merger dated as of May 31, 1997 by and among the Company, HFI Acquisition Corporation, Health
                  Financial, Inc. and Dr. Gregory W. Kasten.

      2.5         Termination Agreement dated as of
                  December 1, 1997 by and among the Company, VAI
                  Acquisition Corporation, Vintage Advisers, Inc.
                  and Timothy L. Ashburn.

      2.6 Release and Surrender Agreement dated as of December 1, 1997 by and among the Company, Vintage Advisers, Inc., Timothy L. Ashburn and
                  Jack R. Orben.

     3.1(a)       Amended and Restated Certificate of
                  Incorporation of the Company, filed as
                  Exhibit 4.1(a) to the Company's Quarterly Report on Form 10-QSB for the quarter ended
                  September 30, 1997, is incorporated herein by reference.

     3.1(b)       Certificate of Designations, Preferences, and
                  Relative Rights, Qualifications and Restrictions of the Series A 8% Cumulative Preferred Stock of the Company, filed as Exhibit 4.1(b) to the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1997, is incorporated herein by reference.

     3.1(c)       Certificate of Designations, Preferences, and
                  Relative Rights, Qualifications and Restrictions of the Series B 8% Cumulative Preferred Stock of the Company, filed as Exhibit 4.1(c) to the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1997, is incorporated herein by reference.

     3.1(d)       Certificate of Designations, Preferences, and
                  Relative Rights, Qualifications and Restrictions of the Series C 6.75% Cumulative Convertible
                  Preferred Stock of the Company, filed as Exhibit
                  4.1(d) to the Company's Quarterly Report on Form
                  10-QSB for the quarter ended September 30, 1997, is incorporated herein by reference.



                                    - 96 -

     Exhibit
     Number                       Description                                  Page
     -------                      -----------                                  ----
      3.2         By-laws of the Company, filed as Exhibit 4.2 to
                  the Company's Quarterly Report on Form 10-QSB
                  for the quarter ended September 30, 1997, is
                  incorporated herein by reference.

      10.1 Employment Agreement dated as of June 1, 1997 by and between Health Financial, Inc. and Dr. Gregory W. Kasten.

      10.2        Business Loan Agreement dated as of
                  September 10, 1997 by and between the Company and Bank One, Indiana, N.A.

      10.3        Commercial Security Agreement dated as of
                  September 10, 1997 by and between the Company and Bank One, Indiana, N.A.

      10.4 Promissory Note dated as of September 10, 1997 issued by the Company in favor of Bank One, Indiana, N.A.

      21.1        List of Subsidiaries.

      27.1        Financial Data Schedule.

----------------------
<F*>Previously filed on May 30, 1997.


                                    - 97 -